    As filed with the Securities and Exchange Commission on August 4, 2000.


                                                      Registration No. 333-40964

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------


                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                                       ON
                                    FORM S-4


                          -----------------------------


                          WINSTAR COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


                 Delaware                                       4813                                     13-3585278
      (State or Other Jurisdiction of               (Primary Standard Industrial                      (I.R.S. Employer
      Incorporation or Organization)                 Classification Code Number)                   Identification Number)

                          -----------------------------

                                685 Third Avenue
                            New York, New York 10017
                                 (212) 792-9800
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                          -----------------------------


                                Timothy R. Graham
                  Executive Vice President and General Counsel
                          Winstar Communications, Inc.
                                685 Third Avenue
                            New York, New York 10017
                                 (212) 792-9800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                          -----------------------------

                                   Copies to:

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

         If any of the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: / /

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

(Cover Page Continued)

                         CALCULATION OF REGISTRATION FEE


                                                                        Proposed               Proposed
                                                  Amount to             Maximum                 Maximum
           Title of Each Class of                     be           Offering Price Per          Aggregate             Amount of
         Securities to be Registered              Registered            Note (1)           Offering Price(2)     Registration Fee
=============================================  ================  ======================  ===================== ====================
12-1/2% senior exchange notes due
2008(3)                                            325,000               $1,000                   $325,000,000          $85,800.00*
---------------------------------------------  ----------------  ----------------------  --------------------- --------------------
12-3/4% senior exchange notes due
2010(4)                                            637,653               $1,000                   $637,653,000         $168,340.39*
---------------------------------------------  ----------------  ----------------------  --------------------- --------------------
14-3/4% senior discount exchange notes
due 2010(5)                                        926,957               $1,000                $926,957,000(6)         $244,716.65*
---------------------------------------------  ----------------  ----------------------  --------------------- --------------------
Euro-denominated 12-3/4% senior
exchange notes due 2010(7)                         190,040               $1,000                $190,040,000(8)          $50,170.56*
---------------------------------------------  ----------------  ----------------------  --------------------- --------------------
12-3/4% senior exchange notes due
2010(9)                                             1,340                $1,000                     $1,340,000             $353.76*
---------------------------------------------  ----------------  ----------------------  --------------------- --------------------
14-3/4% senior discount exchange notes
due 2010(9)                                         3,904                $1,000                     $3,904,000           $1,030.66*
---------------------------------------------  ----------------  ----------------------  --------------------- --------------------
         Total                                                                                 $ 2,084,894,000         $550,412.02*
=============================================  ================  ======================  ===================== ====================



*Previously paid.


(1) Represents the maximum aggregate principal amount of such notes that will be exchanged.

(2) Based on the book value of the notes as of the latest practicable date pursuant to Rule 457(f)(2) under the Securities Act of 1933.

(3) The senior exchange notes due 2008 being registered hereby are being offered by us in exchange for our 12-1/2% senior notes due 2008.

(4) The senior exchange notes due 2010 being registered hereby are being offered by us in exchange for our 12-3/4% senior notes due 2010.

(5) The senior discount exchange notes due 2010 being registered hereby are being offered by us in exchange for our 14-3/4% senior discount notes due 2010.

(6) Represents the maximum aggregate principal amount of such notes at maturity that will be exchanged.

(7) The Euro-denominated senior exchange notes being registered hereby are being offered by us in exchange for our Euro-denominated 12-3/4% senior notes due 2010.

(8) Represents the maximum aggregate principal amount of such notes ((euro)200.0 million) converted to United States currency.

(9) A combination of senior exchange notes due 2010 and senior discount exchange notes due 2010 are being offered by us in exchange for our 14-1/4% senior subordinated deferred interest notes due 2007 and/or outstanding senior notes due 2010 and senior discount notes due 2010 that may be issued prior to the date of this exchange offer in exchange for any such senior subordinated deferred interest notes due 2007. The senior exchange notes due 2010 and senior discount exchange notes due 2010 are identical to the senior exchange notes due 2010 and senior discount exchange notes due 2010 referred to in notes (4 ) and (5) above.

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                             PRELIMINARY PROSPECTUS


                  SUBJECT TO COMPLETION, DATED AUGUST 4, 2000


                          WINSTAR COMMUNICATIONS, INC.

         We hereby offer:


         o up to $325.0 million aggregate principal amount of our 12-1/2% senior exchange notes due 2008 in exchange for up to $325.0 million aggregate principal amount of our outstanding 12-1/2% senior notes due 2008;



         o up to $637.7 million aggregate principal amount of our 12-3/4% senior exchange notes due 2010 in exchange for up to $637.7 million aggregate principal amount of our outstanding 12-3/4% senior notes due 2010;



         o up to $927.0 million aggregate principal amount at maturity of our 14-3/4% senior discount exchange notes due 2010 in exchange for up to $927.0 million aggregate principal amount at maturity of our outstanding 14-3/4% senior discount notes due 2010;



         o up to (euro)200.0 million aggregate principal amount of our euro-denominated 12-3/4% senior exchange notes due 2010 in exchange for up to (euro)200.0 million aggregate principal amount of our outstanding euro-denominated 12-3/4% senior notes due 2010; and



         o up to $1.3 million aggregate principal amount of our 12-3/4% senior exchange notes due 2010 and up to $3.9 million aggregate principal amount at maturity of our 14-3/4% senior discount exchange notes due 2010, in combination, in exchange for up to $2.2 million aggregate principal amount of our outstanding 14-1/4% senior subordinated deferred interest notes due 2007.


         The outstanding notes listed above are referred to collectively in this prospectus as the outstanding notes. The notes listed above which we are offering in the exchange for the outstanding notes are referred to collectively in this prospectus as the exchange notes.

         Other than the exchange notes issued directly in exchange for our senior subordinated deferred interest notes due 2007, the terms of the exchange notes will be identical to the terms of the outstanding notes for which they are exchanged, except that the exchange notes, including those exchanged for the senior subordinated deferred interest notes due 2007, will be free of restrictive legends.


         The exchange offer will expire at 5:00 p.m., New York City time on __________________, 2000 unless extended by us.


                  --------------------------------------------


         See "Risk Factors" beginning on Page 14 for a discussion of certain information that should be considered in connection with the exchange offer and an investment in the exchange notes.


                  --------------------------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                      ------------------------------------


                 The date of this prospectus is _______________, 2000

                                TABLE OF CONTENTS


                                                                                 Page

SUMMARY  ...........................................................................3
RISK FACTORS.......................................................................14
THE EXCHANGE OFFER.................................................................16
DESCRIPTION OF NOTES...............................................................28
DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK......................42
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS............................52
CERTAIN LUXEMBOURG TAX CONSIDERATIONS FOR EURO EXCHANGE NOTES......................63
LEGAL MATTERS......................................................................64
EXPERTS............................................................................64
WHERE YOU CAN FIND MORE INFORMATION................................................64

                                     SUMMARY

Winstar's business


         We provide our customers with broadband services. These services include traditional telephone services, high-speed Internet access and data transmission, web design and hosting applications, professional services and Office.com(R), a Service From Winstar, the top-ranked online business service for small- and medium-sized businesses. We offer a comprehensive suite of these services across our own end-to-end broadband network in the top 60 markets in the United States. We also offer services in 12 overseas markets, including Amsterdam, Brussels, Buenos Aires, London and Tokyo.



         We are also rapidly building a widely available broadband network which we believe will enable us to offer broadband services to a majority of the business market in the United States. This market is projected to grow from approximately $178.0 billion in 1999 to approximately $360.0 billion by 2009. Our domestic network combines local and long-haul capacity with voice and data switching facilities and is capable of carrying a substantial portion of our customers' communications traffic from point of origin to point of termination.



Lucent facility


         In May 2000, our subsidiary, WVF-I LLC, entered into a new credit facility with Lucent Technologies Inc. in an aggregate amount of $2.0 billion. This facility replaced our then existing facility with Lucent. We and WCI Capital Corp., our subsidiary and the borrower under the Bank facility described below, are guarantors of this facility. Up to $1.0 billion of our new Lucent facility is available to us at any one time for the purchase of network equipment and related services, of which we had borrowed $248.1 million as of June 30, 2000. The balance will become available as the first $1.0 billion is refinanced or syndicated. Lucent and its transferees are entitled under certain circumstances to convert loans outstanding under the Lucent facility into notes identical, other than as to interest rates, to the senior notes due 2010.


Bank facility

         In May 2000, WCI Capital Corp. entered into a $1.15 billion revolving credit and term loan agreement with a group of commercial banks and other financial institutions. We and certain of our other subsidiaries are guarantors under that agreement. We have fully drawn down all available loans under the Bank facility and used those proceeds to pay all of the outstanding loans under our former facility with Lucent.

Issuance of outstanding notes

         We issued substantially all of our currently outstanding notes in April and June 2000 as part of a plan of refinancing. The refinancing was comprised of the new Lucent facility and the Bank facility discussed above and the additional transactions discussed below. We undertook the refinancing in order to simplify our financial structure, provide us with additional capital and increase our operational and financial flexibility.

         Exchange offer

         We issued approximately $362.2 million principal amount of our 12-3/4% senior notes due 2010 and approximately $613.9 million principal amount at maturity ($300.8 million initial principal amount) of our 14-3/4% senior discount notes due 2010 in exchange for:

         o 100.0% of our outstanding 15% senior subordinated deferred interest notes due 2007;

         o        96.4% of our outstanding 10% senior subordinated notes due
                  2008; and

         o 99.9% of our outstanding 11% senior subordinated deferred interest notes due 2008.

         Cash tender offer

         We purchased for an aggregate of $753.3 million in cash:


         o        97.0% of our outstanding 14% senior discount notes due 2005;


         o 100.0% of our outstanding 14-1/2% senior deferred interest notes due 2005;

         o 99.8% of the outstanding 12-1/2% guaranteed senior secured notes due 2004 of our subsidiary, Winstar Equipment Corp.; and

         o 100.0% of the outstanding 12-1/2% guaranteed senior secured notes due 2004 of our subsidiary, Winstar Equipment II Corp.

         Private placement

         We also completed a cash offering of $325.0 million aggregate principal amount of our 12-1/2% senior notes due 2008, an additional $168.3 million of our 12-3/4% senior notes due 2010 and (euro)200 million aggregate principal amount of our euro-denominated 12-3/4% senior notes due 2010. The proceeds of this offering, together with additional cash drawn from available funds, were used to partially fund the cash tender offer.

         Series C preferred stock exchange

         As part of the refinancing, we entered into agreements with the holders of 98.7% of our then outstanding Series C preferred stock to provide for the conversion of that stock into our 14-1/4% senior subordinated deferred interest notes due 2007 and then for the exchange by those holders of such notes for senior notes due 2010 and senior discount notes due 2010. As a result of these transactions, no shares of Series C preferred stock remain outstanding, $172.8 million principal amount of the 14-1/4% senior subordinated deferred interest notes due 2007 was exchanged for $107.2 million principal amount of senior notes due 2010 and $313.0 million principal amount at maturity of senior discount notes due 2010 and $2.2 million principal amount of the 14-1/4% senior subordinated deferred interest notes due 2007 remain outstanding.

Corporate Information

         We were incorporated under the laws of the State of Delaware in September 1990. Our principal executive offices are located at 685 Third Avenue, New York, New York 10017 and our telephone number is (212) 792-9800.

                          Summary of the Exchange Offer

Terms of the exchange offer


The exchange offer...................  In the exchange offer, we will issue:

                                          o     up to $325.0 million aggregate
                                                principal amount of our senior
                                                exchange notes due 2008 in
                                                exchange for up to $325.0
                                                million aggregate principal
                                                amount of our outstanding senior
                                                notes due 2008;

                                          o     up to $637.7 million aggregate
                                                principal amount of our senior
                                                exchange notes due 2010 in
                                                exchange for up to $637.7
                                                million aggregate principal
                                                amount of our outstanding senior
                                                notes due 2010;

                                          o     up to $927.0 million aggregate
                                                principal amount at maturity of
                                                our senior discount exchange
                                                notes due 2010 in exchange for
                                                up to $927.0 million aggregate
                                                principal amount at maturity of
                                                our outstanding senior discount
                                                notes due 2010;

                                          o     up to (euro)200.0 million
                                                aggregate principal amount of
                                                our euro exchange notes in
                                                exchange for up to (euro)200.0
                                                million aggregate principal
                                                amount of our outstanding euro
                                                notes;


                                          o     up to $1.3 million aggregate
                                                principal amount of our senior
                                                exchange notes due 2010 and up
                                                to $3.9 million aggregate
                                                principal amount at maturity
                                                of our senior discount exchange
                                                notes due 2010, in combination,
                                                in exchange for up to $2.2
                                                million of our outstanding
                                                senior subordinated deferred
                                                interest notes due 2007;



Resale...............................  Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that, after issuance, the exchange notes may be offered for resale, resold and otherwise transferred by you (unless you are a broker-dealer as discussed below) without compliance with the registration and prospectus delivery provisions of the Securities Act. The outstanding notes, however, must have been acquired by you in the ordinary course of your business and you must have no arrangement or understanding with any person to participate in the distribution of the exchange notes.


                                       Each broker-dealer that receives exchange notes issued in this exchange offer for its own account in exchange for the outstanding notes that were acquired as a result of market-making or other trading activity must follow the procedures set forth in the section of this prospectus called "The Exchange Offer - Purpose and effect of the exchange offer."


                                       The exchange offer is not being made to, nor will tenders be accepted from, holders of outstanding notes in any jurisdiction in which this exchange offer would not be in compliance with the securities laws of such jurisdiction.


Expiration date......................  5:00 p.m., New York City time, _________
                                       __, 2000, unless the exchange offer is
                                       extended. Any extension, if made, will be publicly announced through a release to the Dow Jones News Service and as otherwise required by applicable law or regulations. We may extend the expiration date in our sole and absolute discretion.


Conditions to the exchange offer.....  The only conditions to the exchange offer are that it not violate applicable law,
                                       any applicable interpretation of the
                                       staff of the SEC or any standing order or judgment. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered.


Procedures for tendering outstanding
   senior notes due 2008, senior
   notes due 2010 and senior discount
   notes.............................  If you wish to accept the exchange offer, you must complete, sign and date the
                                       letter of transmittal, or a facsimile
                                       copy, in accordance with the instructions contained in this prospectus and the letter of transmittal, and mail or otherwise deliver the letter of transmittal together with the outstanding notes to be exchanged and any other required documentation to United States Trust Company of New York.



Procedures for tendering outstanding
  euro notes.........................  If you wish to accept the exchange offer, in lieu of delivering a letter of
                                       transmittal to Citibank, N.A., you must
                                       notify Euroclear or Clearstream,
                                       Luxembourg, as the case may be, and cause the applicable transfer facility to deliver a computer generated message in which you acknowledge and agree to be bound by the terms of the letter of transmittal to Citibank, N.A. prior to 5:00 p.m., New York City time on the expiration date.


Special procedures for beneficial
  owners.............................  If you are a beneficial owner whose outstanding notes are registered in the
                                       name of a broker, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should contact your registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. You should be aware that the transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.


Guaranteed delivery procedures for
  outstanding senior notes due 2008,
  senior notes due 2010 and senior
  discount notes.....................  If you wish to tender your notes and your outstanding notes are not immediately
                                       available or you cannot otherwise deliver your outstanding notes and the required documentation to the applicable exchange agent prior to the expiration date, you may tender your outstanding notes according to certain delivery procedures. In such situations, you must deliver to the exchange agent a letter stating that a tender is being made and guaranteeing that all the required documentation will be delivered to the exchange agent within three New York Stock Exchange trading days.

                                       The guaranteed delivery procedures are
                                       not available to holders of outstanding
                                       euro notes.


Acceptance of outstanding notes and
  delivery of exchange notes.......... Subject to certain qualifications, we will accept for exchange any and all
                                       outstanding notes which are properly
                                       tendered in this exchange offer and not
                                       withdrawn, prior to 5:00 p.m., New York
                                       City time, on the expiration date.


Withdrawal rights....................  Subject to the conditions set forth in this prospectus, you may withdraw your
                                       tender of outstanding notes at any time
                                       prior to 5:00 p.m., New York City time on the expiration date.

Certain federal income tax
considerations.......................  The exchange of outstanding notes for exchange notes in this exchange offer
                                       does not constitute a taxable exchange
                                       for federal income tax purposes. Each
                                       exchange note will be treated as having
                                       been originally issued as of the date the outstanding note being exchanged was originally issued. However, you should consult your own tax advisor.


Paying and exchange agents...........  United States Trust Company of New York, the trustee under the applicable
                                       indentures, is serving as exchange agent and paying agent with respect to the senior notes due 2008, the senior notes due 2010 and the senior discount notes. Citibank, N.A. is serving as the exchange agent and principal paying agent with respect to the euro notes. Banque Internationale A Luxembourg S.A. is serving as the paying agent in Luxembourg with respect to the euro notes.

                               The Exchange Notes

         Other than the exchange notes issued directly in exchange for our senior subordinated deferred interest notes due 2007, the form and terms of each series of exchange notes will be the same as the form and terms of the series of outstanding notes for which they are exchanged, except that the exchange notes (including those exchanged for senior subordinated deferred interest notes due
2007) will be registered under the Securities Act and, therefore, will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the outstanding notes for which they are exchanged and the exchange notes will be entitled to the benefits of the applicable indentures. Upon consummation of the exchange offer, any outstanding notes that have not been exchanged for exchange notes will not be entitled to further registration rights under the registration rights agreements which apply to certain of the outstanding notes.

Maturity dates:

       Senior exchange notes due 2008.... April 15, 2008

       Senior exchange notes due 2010
         and euro exchange notes......... April 15, 2010

       Senior discount exchange notes due
         2010............................ April 15, 2010

Interest payment dates:

       Senior exchange notes due 2008.... April 15 and October 15, commencing
                                          October 15, 2000

       Senior exchange notes due 2010
         and euro exchange notes......... April 15 and October 15, commencing
                                          October 15, 2000

       Senior discount exchange notes due
         2010............................ April 15 and October 15, commencing
                                          October 15, 2005

Optional redemption...................... The senior exchange notes due 2008 are not redeemable prior to maturity.

                                          Until April 15, 2003, we can choose to
                                          redeem up to an aggregate of 35% of
                                          the sum of the original principal
                                          amount or accreted value of the senior
                                          exchange notes due 2010, the senior
                                          discount exchange notes due 2010 and
                                          the euro exchange
                                          notes, and the original principal
                                          amount or accreted value of any other
                                          notes issued under the same indentures
                                          with money we raise in certain equity
                                          offerings, if:

                                             o  we pay a redemption price of
                                                112.75%, 114.75% and 112.75% of
                                                the principal amount or accreted
                                                value of the senior exchange
                                                notes due 2010, the senior
                                                discount exchange notes due 2010
                                                and the euro exchange notes,
                                                respectively, we redeem, plus
                                                accrued but unpaid interest to
                                                the date of redemption;

                                             o  at least 65% of the original
                                                aggregate principal amount or
                                                accreted value of the senior
                                                exchange notes due 2010, the
                                                senior discount exchange notes
                                                due 2010 and the euro exchange
                                                notes, and any other notes
                                                issued under the same
                                                indentures, remains outstanding
                                                after each redemption; and

                                             o  the redemption is made within 90
                                                days of the closing of the
                                                related equity offering.

                                          On or after April 15, 2005, we can
                                          redeem some or all of the senior
                                          exchange notes due 2010, the senior
                                          discount exchange notes due 2010 and
                                          the euro exchange notes at various
                                          prices plus accrued but unpaid
                                          interest to the date of redemption.

Change of control.......................  Upon a change of control, each holder of exchange notes may require us to
                                          repurchase his, her or its notes at
                                          101% of the relevant principal amounts
                                          of the notes on the date of
                                          repurchase, plus accrued and unpaid
                                          interest, if any, on such amount to
                                          the date of repurchase.

Ranking.................................  The exchange notes will be our senior obligations, ranking equally in right
                                          of payment with any of our
                                          senior indebtedness, and will be
                                          senior in right of payment to all of
                                          our existing and any future
                                          subordinated indebtedness. As of March
                                          31, 2000, after giving pro forma
                                          effect to the exchange offer and
                                          consent solicitation, the private
                                          placement and the tender offer and
                                          consent solicitation which occurred in
                                          April 2000, the borrowing of $1.15
                                          billion under the Bank facility, the
                                          payment of outstanding debt under our
                                          former facility with Lucent and the
                                          exchange of 98.7% of our Series C
                                          preferred stock for senior notes due
                                          2010 and senior discount notes due
                                          2010, our senior indebtedness was
                                          approximately $2,771.2 million, of
                                          which $1,150.3 million was secured.

                                          The exchange notes will be our
                                          unsecured obligations. Our secured
                                          indebtedness, including:

                                               o   the Lucent facility and

                                               o   the Bank facility

                                          will be effectively senior to the
                                          exchange notes, to the extent of the
                                          value of the assets securing such
                                          indebtedness.

                                          The exchange notes will be effectively
                                          subordinated to all existing and
                                          future liabilities, including trade
                                          payables, of our subsidiaries. At
                                          March 31, 2000, after giving effect to
                                          the exchange offer and consent
                                          solicitation, private placement and
                                          tender offer and consent solicitation
                                          consummated in April 2000, the Series
                                          C preferred stock exchange, the Bank
                                          facility and the repayment of
                                          outstanding debt under the former
                                          Lucent facility, our subsidiaries had
                                          approximately $1,843.4 million of
                                          liabilities (excluding intercompany
                                          payables to us and each other),
                                          including $1,415.0 million of
                                          indebtedness.

Restrictive covenants...................  Other than with respect to the indenture governing the senior
                                          subordinated deferred interest notes
                                          due 2007, the indentures governing the
                                          outstanding notes shall be the same
                                          indentures governing the exchange
                                          notes for which the outstanding notes
                                          are
                                          exchanged. The indentures contain
                                          covenants that limit our ability to,
                                          among other things:

                                               o   incur additional
                                                   indebtedness;

                                               o   create liens;

                                               o   engage in sale-leaseback
                                                   transactions;

                                               o   pay dividends or make
                                                   distributions in respect of
                                                   our capital stock;

                                               o   redeem capital stock;

                                               o   make various types of
                                                   investments and other
                                                   restricted payments;

                                               o   sell assets;

                                               o   issue or sell stock of our
                                                   restricted subsidiaries; and

                                               o   enter into transactions with
                                                   stockholders or affiliates or
                                                   effect a consolidation or
                                                   merger.

                                          The indenture governing the
                                          outstanding series subordinated
                                          deferred interest notes due 2007 does
                                          not contain most of the restrictive
                                          covenants that are contained in the
                                          indentures governing the other
                                          outstanding notes.

                                  RISK FACTORS

         The exchange notes offered hereby involve a high degree of risk. Each prospective purchaser should carefully consider the risks set forth in our Annual Report on Form 10-K for the year ended December 31, 1999, as amended, and the following risk factors.

Because we are a holding company, we will be dependent on dividends from our operating subsidiaries and financings to make payments on the notes.

         We will not be able to make required payments on the notes unless we derive the necessary proceeds from our subsidiaries or financings. We are a holding company with no business operations of our own and our only material assets are the stock of our operating subsidiaries and the proceeds raised from sales of our securities, most of which we have loaned or contributed, or intend to loan or contribute, to our subsidiaries. We will have to rely upon dividends and other payments from our subsidiaries or proceeds from future sales of our securities to generate the funds necessary to pay the principal of and interest on the notes. Our subsidiaries, however, are not obligated to pay amounts due on the notes or to make funds available for these payments. Our subsidiaries may not be able to generate cash flow sufficient to pay a dividend or distribute funds to us. Further, applicable state law and contractual restrictions, such as restrictions in our subsidiaries' debt instruments including the Lucent facility and the Bank facility, could prohibit such dividends or distributions.

We will not be able to fulfill our financial obligations under the notes if our business does not grow as planned.

         If our business is not successful, we will not be able to generate enough cash from our operations to repay our debt, including the notes, when required. If we do not grow our business as planned and generate the necessary cash from this business, we would have to either:

         o        refinance our debt;

         o access other sources of capital, if they are even available to us; or

         o        default on our obligations.

         Any refinancing or raising of additional capital, if available, might be on unfavorable terms in these circumstances. Any default on our financial obligations could force us to diminish or halt our operations or liquidate our assets.

We must satisfy our obligations to our subsidiaries' creditors before we will be able to satisfy our obligations to the holders of the notes.

         Claims of creditors of our subsidiaries, including trade creditors and creditors under our credit facilities, will have priority as to substantially all of the assets of our subsidiaries over the holders of our indebtedness, including the notes. Accordingly, the notes will be effectively subordinated to all liabilities (including trade payables) of our subsidiaries. At March 31, 2000, after giving effect to the exchange offer and consent solicitation, the private placement and tender offer and consent solicitation consummated in April 2000, and the Series C preferred stock exchange, the Bank facility and the repayment of outstanding debt under our the former Lucent facility, our subsidiaries had approximately $1,843.4 million of liabilities (excluding intercompany payables to us and each other), including $1,415.0 million of indebtedness.

Virtually all of our assets are pledged to secure the obligations of our subsidiaries under the Bank facility and the Lucent facility.

         To secure the obligations of our subsidiaries under the Bank facility and the Lucent facility, (i) we and most of our subsidiaries have pledged their assets to the Bank lenders and (ii) the borrower under the Lucent facility has granted the lenders under the Lucent facility a security interest in all equipment and other items purchased with the proceeds of loans under that facility. The pledges to the Bank lenders include pledges by each of such subsidiaries that owns stock of another subsidiary of that stock (other than the stock of the borrower under the Lucent facility, which has been pledged to the lenders thereunder). As the notes are our unsecured obligations, in the event of a default, the holders of the notes would participate only in the residual value of the pledged assets after satisfaction of the obligations to the respective lenders under the Bank facility and the Lucent facility.

If we undergo a change of control, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures governing the notes.

         If we undergo a change of control, we may need to refinance large amounts of our debt, including the notes and borrowings under the Lucent facility and the Bank facility. Under the indentures governing the notes, if a change of control occurs, we must offer to buy back the notes for a price equal to 101% of the relevant principal amount of the notes plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, our credit facilities will prohibit us from repurchasing the notes until we first repay such obligations in full. If we fail to repurchase the notes in that circumstance, we will go into default under the indenture governing the notes, the Lucent facility and the Bank facility. Any future debt which we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of our debt obligations. These buyback requirements may also delay or make it harder for others to effect a change of control.

Do not place undue reliance on forward-looking statements contained in this prospectus.

         Some of the statements under "Summary" and "Risk Factors" and elsewhere in this prospectus are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions and other statements contained in this prospectus that are not statements of historical fact. You can identify these statements by words such as "may," "will," "should," "estimates," "plans," "expects," "believes," "intends" and similar expressions. We cannot guarantee future results, levels of activity, performance or achievements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include those discussed in "Risk Factors" and elsewhere in this prospectus. You are cautioned not to place undue reliance on any forward-looking statements.


                               THE EXCHANGE OFFER

Purpose and effect of the exchange offer

         We are making this exchange offer to comply with the requirements of registration rights agreements which apply to certain of the outstanding notes. Although not obligated to do so, we are also extending this exchange offer to the other outstanding notes to which this prospectus relates. Other than the exchange notes issued directly in exchange for our senior subordinated deferred interest notes due 2007, the exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe specified obligations in the registration rights agreements.

         Following the consummation of the exchange offer, any outstanding notes not tendered will no longer have registration rights and will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Resale of exchange notes

         We are not requesting, and do not intend to request, an interpretation by the staff of the SEC with respect to whether the exchange notes issued in exchange for the outstanding notes may be offered for sale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act. Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you unless you are a broker-dealer, as set forth below, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that, among other things:

         o you acquire the exchange notes in the ordinary course of your business; and

         o you have no arrangement or understanding with any person to participate in the distribution of the exchange notes.

         If you tender in the exchange offer for the purpose of participating in a distribution of the exchange notes, you may not rely on the interpretations by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction.

         Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

Terms of the exchange offer


         Upon the terms set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. You may tender some or all of your outstanding notes in the exchange offer. However, outstanding notes may be tendered only in multiples of $1,000 principal amount ((euro)1,000 in the case of the euro notes). Except with respect to exchange notes issued in exchange for our 14-1/4% senior subordinated deferred interest notes due 2007, we will issue $1,000 of principal amount of exchange notes ((euro)1,000 in the case of the euro exchange notes) in exchange for each $1,000 principal amount of outstanding notes ((euro)1,000 in the case of the euro notes) accepted in the exchange offer. Holders of senior subordinated deferred interest notes due 2007 who elect to exchange such notes for senior exchange notes due 2010 and senior discount exchange notes due 2010 will receive, for each $1,000 principal amount of senior subordinated deferred interest notes due 2007, $1,545.91 principal amount of senior exchange notes due 2010 and $1,545.91 principal amount at issuance of senior discount notes due 2010, a portion of which may constitute taxable income for U.S. holders as discussed under "Certain United States Federal Income Tax Considerations." Such exchange is at the same rate received by holders of our Series C preferred stock who are parties to the agreements relating to the preferred stock transaction described elsewhere in this prospectus.


         Other than the exchange notes issued in exchange for our senior subordinated deferred interest notes due 2007, the form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes for which they are exchanged, except that the exchange notes (including those issued in exchange for the senior subordinated deferred interest notes due 2007) will be registered under the Securities Act, will not bear legends restricting their transfer and, for those outstanding notes subject to a registration rights agreement, will not provide for any additional interest upon the failure on our part to fulfill our obligations under the registration rights agreements to file, and cause to be effective, a registration statement. Except with respect to exchange notes issued in exchange for senior subordinated deferred interest notes due 2007, the exchange notes will evidence the same debt as the outstanding notes. Except with respect to exchange notes issued in exchange for senior subordinated deferred interest notes due 2007, the exchange notes will be issued under and entitled to the benefits of the same indentures that authorized the issuance of the outstanding notes.

         The exchange offer is not conditioned upon any minimum amount of outstanding notes of any series being tendered for exchange.

         We intend to conduct the exchange offer in accordance with the applicable provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC.


         We will be deemed to have accepted properly tendered outstanding notes when we have given oral or written notice of the acceptance to the applicable exchange agent. The applicable exchange agent will act as agent for you for the purpose of receiving the exchange notes from us and delivering them to you. If any of the outstanding notes that you tender are not accepted for exchange, they will be returned, without expense, to you promptly after the expiration date.

         You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange offer. We will pay all charges and expenses, other than certain taxes, in connection with the exchange offer.

Expiration date


         The expiration date shall be 5:00 p.m., New York City time, on ___________, 2000 unless we, in our sole discretion, extend the exchange offer. Although we have no current intention to extend the exchange offer, we reserve the right to extend the exchange offer at any time and from time to time by giving oral or written notice to the exchange agents and by timely public announcement communicated, unless otherwise required by applicable law or regulation, by making a release to the Dow Jones News Service. During any extension of the exchange offer, all outstanding notes previously tendered in the exchange offer and not withdrawn will remain subject to the exchange offer. The date of the exchange for outstanding notes that are validly tendered will be the first New York Stock Exchange trading day following the expiration date.


Amendments

         We expressly reserve the right to:

         o        delay acceptance for exchange any outstanding notes;

         o terminate the exchange offer and not accept for exchange any outstanding notes if any of the events set forth below under "--Conditions to the exchange offer" shall have occurred and shall not have been waived by us; and

         o amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to the holders of the outstanding notes, whether before or after any tender of the outstanding notes.

         Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of outstanding notes of the amendment.

         Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Conditions to the exchange offer

         Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our reasonable judgment:

         o the exchange notes to be received will not be tradeable by the holder, without restriction under the Securities Act, the Securities Exchange Act of 1934 and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

         o the exchange offer, or the making any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

         o any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

         These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them, in whole or in part, at any or at various times. A failure on our part to exercise any of the foregoing rights will not constitute a waiver of such right.


Procedures for tendering



         General



         Your tender to us of outstanding notes under one of the procedures set forth below will constitute an agreement between you and Winstar in accordance with the terms of this prospectus and the letter of transmittal.



         We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered outstanding notes. Our determination will be final and binding on all parties. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

         Neither the exchange agents, us, nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. If any outstanding notes received by the applicable exchange agent are not validly tendered by you and as to which the defects or irregularities have not been cured or waived, or if outstanding notes are submitted in a principal amount greater than the principal amount of outstanding notes being tendered by you, such unaccepted or non-exchanged outstanding notes will be returned to you by the applicable exchange agent, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.



         We reserve the right in our sole discretion, to the extent permitted by the indentures and applicable law to:



         o purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date; and



         o purchase outstanding notes in the open market, in privately negotiated transactions or otherwise.



The terms of any purchases or offers made after the expiration of the exchange offer may differ from the terms of the exchange offer.



         Senior notes due 2008, senior notes due 2010 and senior discount notes



         To tender your outstanding senior notes due 2008, senior notes due 2010 or senior discount notes, you must:



         o complete, sign and date the letter of transmittal, or a facsimile copy; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to United States Trust Company of New York at one of the addresses set forth below prior to the expiration date; or



         o comply with the procedure for book-entry transfer described below.



In addition:



         o United States Trust Company of New York must have received your outstanding notes along with the letter of transmittal; or



         o United States Trust Company of New York must have received, prior to the expiration date, a timely confirmation of book-entry transfer of your outstanding notes into its account at DTC according to the procedure for book-entry transfer described below; or



         o you must comply with the guaranteed delivery procedures described below.

         If tendered outstanding notes are registered in the name of the signer of the letter of transmittal and the exchange notes are to be issued, and any untendered outstanding notes are to be reissued, in the name of the registered holder, the signature of such signer need not be guaranteed.



         In any other case, the tendered outstanding notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to us and duly executed by the registered holder and the signature on the endorsement or instrument of transfer must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution as defined by Rule 17Ad-15 under the Exchange Act. If the exchange notes and any outstanding notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the register for the outstanding notes, the signature in the letter of transmittal must be guaranteed.



         The method of delivery of outstanding notes, letter of transmittal and all other documents is at your election and risk. If delivery is made by mail, it is recommended that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letter of transmittal or outstanding notes should be sent to us.



         Your tender will be deemed to have been received as of the date when:



         o your properly completed and duly signed letter of transmittal accompanied by your outstanding notes, or a confirmation of book-entry transfer of your outstanding notes into United States Trust Company of New York's account at DTC is received by United States Trust Company of New York, or



         o your notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution is received by United States Trust Company of New York.



         Euro notes



         To tender your outstanding euro notes, you must transfer such outstanding notes into Citibank, N.A.'s account in accordance with either Euroclear's or Clearstream, Luxembourg's standard transfer procedures.



         In lieu of delivering a letter of transmittal to Citibank, N.A., you must notify Euroclear or Clearstream, Luxembourg, as the case may be, and cause the applicable transfer facility to deliver a computer generated message in which you acknowledge and agree to be bound by the terms of the letter of transmittal to Citibank, N.A. prior to 5:00 p.m., New York City time on the expiration date. In addition, Citibank, N.A. must have received, prior to the expiration date, confirmation from Euroclear or Clearstream, Luxembourg, as the case may be, that your account with the outstanding euro notes has been blocked.

         Any beneficial holder whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should promptly contact the registered holder and instruct them to tender the outstanding notes on his or her behalf.



         The method of delivery of outstanding notes, letter of transmittal and all other documents is at your election and risk. No letter of transmittal or outstanding notes should be sent to us.



          Your tender will be deemed to have been received as of the date when Citibank, N.A. receives a computer generated message from Euroclear or Clearstream, Luxembourg, as the case may be, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.



Book-entry transfer



         Senior notes due 2008, senior notes due 2010 and senior discount notes



         United States Trust Company of New York will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC's system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into United States Trust Company of New York's account at DTC in accordance with DTC's procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into United States Trust Company of New York's account at DTC or all other documents required by the letter of transmittal to United States Trust Company of New York on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.



         Euro notes



         The registered holder of the outstanding notes on the records of Euroclear or Clearstream, Luxembourg must contact either Euroclear or Clearstream, Luxembourg, as the case may be, to arrange to block your account with the outstanding notes. In order for the exchange offer to be accepted, Citibank, N.A. must have received, prior to the expiration date, a confirmation from Euroclear or Clearstream, Luxembourg, as the case may be, that your account has been blocked.



Guaranteed delivery procedures for senior notes due 2008, senior notes due 2010 and senior discount notes



         If you desire to accept the exchange offer and time will not permit a letter of transmittal or outstanding notes to reach United States Trust Company of New York before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if United States Trust Company of New York has received at its office, on or prior to the expiration date, a letter, telegram or facsimile transmission from an eligible institution setting forth:

         o        the name and address of the tendering holder;



         o        the name(s) in which the outstanding notes are registered;



         o the certificate number(s) of the outstanding notes to be tendered; and



         o a statement that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the letter, telegram or facsimile transmission by the eligible institution, the outstanding notes, in proper form for transfer, or a confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC will be delivered by the eligible institution, together with a properly completed and duly executed letter of transmittal as well as any other required documents.



         Unless you tender your outstanding notes by one of the above-described methods within the time period set forth above accompanied or preceded by a properly completed letter of transmittal as well as any other required documents, we may, at our option, reject the tender. Copies of a notice of guaranteed delivery which may be used by eligible institutions for the purposes described in this paragraph are available from United States Trust Company of New York.



         Issuances of exchange notes in connection with a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution will be made only against submission of a duly signed letter of transmittal, and any other required documents, and deposit of the tendered outstanding notes.



         The guaranteed delivery procedures described above are not available for holders of outstanding euro notes.


Terms and conditions of the letter of transmittal

         Under the terms of the letter of transmittal, if you tender outstanding notes:

         o you agree to exchange, assign and transfer the outstanding notes to us;



         o you represent and warrant that you have full power and authority to tender, exchange, assign and transfer the outstanding notes and to acquire exchange notes issued in the exchange offer;

         o you represent and warrant that when the outstanding notes are accepted for exchange, Winstar will acquire good and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim;


         o you represent and warrant that you will, upon request, execute and deliver any additional documents deemed by us to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes or transfer ownership of such outstanding notes on the account books maintained by DTC, Euroclear or Clearstream, Luxembourg; and

         o you agree that all authority conferred by you pursuant to the letter of transmittal will survive your death, bankruptcy or incapacity and each of your obligations will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.





Withdrawal of tenders

         Tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.


         To be effective, a written, telegraphic, or facsimile transmission notice of withdrawal must be received by the applicable exchange agent or, in the case of the euro notes, at Euroclear or Clearstream, Luxembourg at the address set forth in the letter of transmittal prior to 5:00 p.m., New York City time on the expiration date. Any notice of withdrawal must specify:


         o the name of the holder originally listed in the letter of transmittal;

         o the certificate numbers of the outstanding notes to be withdrawn, and the principal amount of outstanding notes delivered for exchange;

         o a statement that the holder is withdrawing election to have the applicable outstanding notes exchanged; and

         o        the name of the registered holder of the outstanding notes.


         The notice must be signed by the holder in the same manner as the original signature on the letter of transmittal, including any required signature guarantees, or be accompanied by evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the outstanding notes being withdrawn. The applicable exchange agent will return the properly withdrawn outstanding notes promptly following the receipt of notice of withdrawal.



         If outstanding notes have been tendered following the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility.



Exchange agents



         United Trust Company of New York has been appointed as exchange agent for the exchange of the senior notes due 2008, the senior notes due 2010 and the senior discount notes. You should direct questions and requests for assistance with regard to these notes, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

Registered, Certified or Regular Mail:             By Overnight Courier and By Hand Delivery
                                                   after 4:30 p.m. on Expiration Date:

United States Trust Company of New York            United States Trust Company of New York
P.O. Box 112                                       30 Broad Street, 14th Floor
Bowling Green Station                              New York, New York 10276-0844
New York, New York 10274-0112                      Attn: Corporate Trust Operations Department

By Hand Delivery to 4:30 p.m.:                     By Facsimile (for Eligible Institutions only):

United States Trust Company of New York            United States Trust Company of New York
30 Broad Street, B-Level                           (212) 422-0183 or (646) 458-8104
New York, New York 10004-2304                      Confirm by telephone (800) 543-6565
Attn: Corporate Trust Services



         Citibank, N.A. is serving as the exchange agent with respect to the euro notes. You should direct questions and requests for assistance with regard to these notes, requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent addressed as follows:



Registered, Certified or Regular Mail and       By Facsimile (Reference: Winstar
By Hand Delivery:                               Communications Exchange Offer)

Citibank, N.A.                                  Citibank, N.A.
5 Carmelite Street                              +44-20-7508-3867
London                                          Confirm by telephone
EC4Y OPA                                        +44-20-7508-3894




         Delivery of a letter of transmittal to any address or facsimile number other than one set forth above will not constitute a valid delivery.

Fees and expenses

         We will bear the expense of soliciting tenders. The principal solicitation is being made by mail. However, additional solicitations may be made by telegraph, telephone or in person by our officers and regular employees of our affiliates. No additional compensation will be paid to any of these officers and employees who engage in soliciting tenders.

         We have not retained any dealer-manager or other soliciting agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agents reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection with the exchange. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, the letter of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.



         We will pay all the cash expenses to be incurred by us in connection with the exchange offer, including fees and expenses of each exchange agent and trustee and accounting and legal fees, will be paid by us. We will not, however, pay the costs incurred by a holder in delivering its outstanding notes to the exchange agent, underwriting fees, commissions or transfer taxes.


Transfer taxes

         Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of failure to exchange

         If you do not exchange your outstanding notes for exchange notes, you will remain subject to the restrictions on transfer of the outstanding notes:

         o as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

         o otherwise set forth in the offering circular distributed in connection with the private offering of the outstanding notes (or, in the case of the senior subordinated deferred interest notes due 2007, the offering circular distributed in connection with the private offering of the Series C preferred stock).

         In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC, the exchange notes may be freely offered for resale, resold or otherwise transferred by their holders, subject to certain requirements discussed above.

Accounting treatment


         Except with respect to the senior subordinated deferred interest notes due 2007, the exchange notes will generally be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange because the exchange of the outstanding notes for the exchange notes is the completion of the selling process contemplated in the issuance of the outstanding notes. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the exchange offer and the unamortized expenses related to the issuance of the outstanding notes will be amortized over the term of the exchange notes.


Use of proceeds


         We will not receive any cash proceeds from the issuance of the exchange notes offered in this registration statement. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive the corresponding outstanding notes or senior subordinated deferred interest notes due 2007 in the case of the exchange of such notes for senior notes due 2010 and senior discount notes due 2010. Outstanding notes surrendered in exchange for exchange notes will be retired and canceled and cannot be reissued. The issuance of the exchange notes (other than the senior exchange notes due 2010 and senior discount exchange notes due 2010 exchanged for senior subordinated deferred interest notes due 2007) will not result in a change in our indebtedness. The exchange of senior exchange notes due 2010 and senior discount exchange notes due 2010 for senior subordinated deferred interest notes due 2007 will increase our indebtedness by $3.3 million (assuming all $2.2 million principal amount of the latter notes not previously exchanged are exchanged in the exchange offer).


Other matters

         Participation in the exchange offer is voluntary and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your decisions on what action to take.

         No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the dates as of which information is given. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding notes in any jurisdiction in which the making of the exchange offer or its acceptance would not be in compliance with the laws of such jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in any such jurisdiction and extend the exchange offer to holders of outstanding notes in such jurisdiction.

         As a result of the making of the exchange offer, we will have fulfilled a covenant contained in some of the registration rights agreements. Holders of the outstanding notes to which registration rights agreements apply who do not tender their outstanding notes in the exchange offer will continue to hold outstanding notes and will be entitled to all the rights and limitations applicable under the indentures except for certain rights under the registration rights agreements. All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the indentures and the outstanding notes.

                              DESCRIPTION OF NOTES

         The outstanding notes were issued and the exchange notes will be issued under indentures between us and United States Trust Company of New York, as trustee. The indentures contain the full legal text of the matters described in this section and other matters. Copies of the indentures have been filed as exhibits to the registration statement of which this prospectus is a part. The indentures are subject to and governed by the Trust Indenture Act of 1939. The terms of the exchange notes will include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act.

         The following description is a summary of the material provisions of the exchange notes and the indentures. It does not describe every aspect of the exchange notes. We urge you read the indentures because they, and not this description, define your rights as holder of the exchange notes.

         Other than the exchange notes issued directly in exchange for our senior subordinated deferred interest notes due 2007, the terms of the exchange notes will be identical to the terms of the outstanding notes for which they are exchanged, except that the exchange notes will be free of restrictive legends.

Principal, maturity and interest

         Senior exchange notes due 2008

         In exchange for our outstanding senior notes due 2008 we will issue up to a maximum aggregate principal amount of $325.0 million of our senior exchange notes due 2008. The senior exchange notes due 2008 will mature on April 15, 2008.


         Interest on the senior exchange notes due 2008 will accrue at the annual rate of 12-1/2% and will be payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2000. We will make each interest payment to the holders of record of the senior exchange notes due 2008 on the immediately preceding April 1 and October 1. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.


         Interest on the senior exchange notes due 2008 will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

         Senior exchange notes due 2010


         In exchange for our outstanding senior notes due 2010, we will issue up to a maximum aggregate principal amount of $637.7 million of our senior exchange notes due 2010. The senior exchange notes due 2010 will mature on April 15, 2010.



         We also will issue up to $1.3 million aggregate principal amount of our senior exchange notes due 2010 and up to $3.9 million aggregate principal amount of our senior discount exchange notes due 2010, in combination, in exchange for up to $2.2 million of our outstanding senior subordinated deferred interest notes due 2007.



         Interest on the senior exchange notes due 2010 will accrue at the annual rate of 12-3/4% and will be payable semiannually in arrears on April 15 and October 15, commencing on October 15, 2000. We will make each interest payment to the holders of record of the senior exchange notes due 2010 on the immediately preceding April 1 and October 1. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful.


         Interest on the senior exchange notes due 2010 will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months

         Senior discount exchange notes due 2010


         In exchange for our outstanding senior discount notes due 2010, we will issue up to a maximum aggregate accreted value, determined as of the issue date, of $454.1 million of our senior discount exchange notes due 2010. As noted in the preceding section, we will also issue senior discount exchange notes due 2010 upon the exchange of our senior subordinated deferred interest notes due 2007. The senior discount exchange notes due 2010 will mature on April 15, 2010.


         No cash interest will accrue on the senior discount exchange notes due 2010 prior to April 15, 2005, although, for U.S. Federal income tax purposes, holders will recognize a significant amount of original issue discount, or OID, as the original issue discount accrues. See "Certain United States Federal Income Tax Considerations" for a discussion regarding the taxation of OID.

         Interest on the senior discount exchange notes due 2010 will accrue at the annual rate of 14.75% from April 10, 2000. Cash interest on the senior discount exchange notes due 2010 will be payable semiannually in arrears on April 15 and October 15, commencing October 15, 2005. We will make each interest payment to the holders of record of the senior discount exchange notes due 2010 on the immediately preceding April 1 and October 1. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

         Euro exchange notes

         In exchange for our outstanding euro notes, we will issue up to a maximum aggregate principal amount of (euro)200.0 million of our euro exchange notes. The principal, maturity and interest terms of the euro exchange notes are the same as the senior exchange notes due 2010.

Optional redemption

         Senior exchange notes due 2008

         The senior exchange notes due 2008 are not redeemable prior to maturity.

         Senior exchange notes due 2010, senior discount exchange notes due 2010 and euro exchange notes

         Except as set forth below, we will not be entitled to redeem the senior exchange notes due 2010, the senior discount exchange notes due 2010 or the euro exchange notes at our option prior to April 15, 2005. On and after April 15, 2005, we will be entitled at our option to redeem all or a portion of these notes upon not less than 30 nor more than 60 days' notice, at the redemption prices, expressed in percentages of principal amount, or in the case of senior discount notes due 2010, in percentages of accreted value on the redemption date, plus accrued interest to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the 12-month period commencing on April 15 of the years set forth below:



                                      12-3/4% senior notes due
                                      2010 and euro-denominated        Senior discount notes due
         Redemption Period             notes redemption price           2010 redemption price
         -----------------             ----------------------           ---------------------
         2005..................................106.375%                         107.375%
         2006..................................104.250                          104.917
         2007..................................102.125                          102.458
         2008 and thereafter...................100.000                          100.000

         In addition, before April 15, 2003, we may at our option on one or more occasions redeem the senior exchange notes due 2010, the senior discount exchange notes due 2010 and the euro exchange notes, which includes additional notes of each series, if any, in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the notes of each series, which includes additional notes of each series, if any, originally issued at a redemption price, expressed as a percentage of principal amount, or in the case of the senior discount notes due 2010, expressed as a percentage of accreted value, of 112.750%, 114.750% and 112.750% for the senior exchange notes due 2010, the senior discount exchange notes due 2010 and the euro exchange notes, respectively, plus accrued and unpaid interest to the redemption date, with the net cash proceeds from one or more public equity offerings; provided, however, that

         o at least 65% of the aggregate principal amount of senior exchange notes due 2010, the senior discount exchange notes due 2010 and the euro exchange notes, which includes additional notes of each series, if any, remains outstanding immediately after the occurrence of each such redemption, other than any of such notes held, directly or indirectly, by us or our affiliates; and

         o each redemption occurs within 90 days after the closing date of the related public equity offering.

Selection and notice of redemption

         If we are redeeming less than all of the senior exchange notes due 2010, senior discount exchange notes due 2010 or euro exchange notes, at any time, the applicable trustee will select senior exchange notes due 2010, senior discount exchange notes due 2010 or euro exchange notes, as the case may be, on a pro rata basis, by lot or by such other method as that trustee, in its sole discretion, shall deem to be fair and appropriate.

         We will redeem exchange notes of $1,000 ((euro)1,000 in the case of the euro exchange notes) or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of exchange notes to be redeemed at its registered address.

         If any exchange note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount to be redeemed. We will issue a note in principal amount equal to the unredeemed portion of the original exchange note in the name of the holder upon cancellation of the original exchange note. Exchange notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on exchange notes or portions of them called for redemption.

Mandatory redemption

         We are not required to make any mandatory redemption or sinking fund payments with respect to the exchange notes. However, under certain circumstances, we may be required to offer to purchase exchange notes.

Open market purchases

         We may at any time, and from time to time, purchase the exchange notes in the open market or otherwise.

Ranking

         Senior indebtedness versus exchange notes

         The indebtedness evidenced by the exchange notes will rank pari passu in right of payment to all of our senior indebtedness, including any senior notes due 2008, senior notes due 2010, senior discount notes due 2010, euro notes and any 14% senior discount notes due 2005 not tendered in the tender offer. As of March 31, 2000, after giving pro forma effect to the exchange offer and consent solicitation, the private placement and the tender offer and consent solicitation which occurred in April 2000, the borrowing of $1.15 billion under the Bank facility, the payment of outstanding debt under our former facility with Lucent, and the Series C preferred stock exchange, our Senior Indebtedness would have been approximately $2,771.2 million, of which $1,150.3 million was secured.

         The exchange notes are our unsecured obligations. Secured debt and other secured obligations incurred by us from time to time, including obligations with respect to the Lucent facility and the Bank facility will be effectively senior to the exchange notes to the extent of the value of the assets securing such debt or other obligations.

         Liabilities of subsidiaries versus exchange notes

         We are a holding company. Substantially all our operations are conducted through our subsidiaries. Claims of creditors of our subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by our subsidiaries, and claims of preferred stockholders of our subsidiaries generally will have priority with respect to the assets and earnings of our subsidiaries over the claims of our creditors, including holders of the exchange notes. Accordingly, the exchange notes will be effectively subordinated to creditors, including trade creditors, and preferred stockholders, if any, of our subsidiaries.

         Although the indentures limit the incurrence of indebtedness and preferred stock of certain of our subsidiaries, such limitations are subject to a number of significant qualifications. Moreover, the indentures do not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered indebtedness under the indentures. As of March 31, 2000, after giving pro forma effect to the exchange offer and consent solicitation, the private placement and the tender offer and consent solicitation consummated in April 2000, the borrowing of $1.15 billion under the Bank facility, the payment of outstanding debt under our former facility with Lucent, and the Series C preferred stock exchange, the total liabilities of our subsidiaries would have been approximately $1,843.4 million, including trade payables. Although the indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitations are subject to a number of significant qualifications. Moreover, the indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the indenture.

Important differences between exchange notes and senior subordinated deferred interest notes due 2007

         In addition to differences in interest rates, maturity and redemption terms, there are other important differences between the senior subordinated deferred interest notes due 2007 and the exchange notes being offered in exchange therefor, including differences in restrictive covenants and default provisions. The indenture governing the senior subordinated deferred interest notes due 2007 has been amended to eliminate substantially all of the restrictive covenants that are contained in the indentures governing the senior exchange notes due 2010 and the senior discount exchange notes due 2010. Also, as a result of such amendment, only the first four of the events described below that constitute events of default with respect to such exchange notes constitute events of default with respect to the senior subordinated deferred interest notes due 2007.

Book-entry, delivery and form

         Senior exchange notes due 2008, senior exchange notes due 2010 and senior discount exchange notes due 2010

         We will issue the senior exchange notes due 2008, the senior exchange notes due 2010 and the senior discount exchange notes due 2010 in the form of one or more global notes. The global notes will be deposited with, or on behalf of, the depository and registered in the name of the depository or its nominee. Except as set forth below, the global notes may be transferred, in whole and not in part, only to the depository or a nominee of the depository. You may hold your beneficial interests in a global note directly through the depository if you have an account with the depository or indirectly through organizations which have accounts with the depository.

         We expect that pursuant to procedures established by the depository, upon the deposit of a global note with the depository, the depository will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global note to the accounts of participants.

         So long as the depository, or its nominee, is the registered holder and owner of the global notes, the depository or such nominee, as the case may be, will be considered the sole legal owner and holder of any related notes evidenced by the global notes for all purposes of such notes and the applicable indenture.

         We will make payments of principal of, premium, if any, and interest on exchange notes represented by the global notes registered in the name of and held by the depository or its nominee to the depository or its nominee, as the case may be, as the registered owner and holder of the global notes.

         Euro exchange notes


         The euro exchange notes will be represented by one or more global notes. Each of the global notes will be issued in registered form without coupons and the global notes in aggregate represent the aggregate principal amount of the euro exchange notes. Each global note will be deposited with, or on behalf of, Citibank, N.A. as common depositary for the Euroclear System and for Clearstream, Luxembourg, and will be, registered in the name of a nominee of the common depositary.


         Upon the issuance of a global note, Euroclear or Clearstream, Luxembourg, as the case may be, will credit the accounts of persons holding through it with the respective principal amounts represented by the global note. These accounts will be limited to persons who have accounts with Euroclear or Clearstream, Luxembourg or persons who may hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by Euroclear or Clearstream, Luxembourg (with respect to participants' interests) and such participants (with respect to the owners of beneficial interests in such global notes other than participants). The global notes will not be eligible for clearance through the depositary, except indirectly through the depositary's participation in Euroclear and Clearstream, Luxembourg.

         Payment of principal and interest on euro exchange notes represented by a global note will be made in immediately available funds to the common depositary for Euroclear and Clearstream, Luxembourg or its nominee, as the case may be, as the sole registered owner and the sole holder of the global notes represented thereby for all purposes under the indenture. We have been advised by Euroclear and Clearstream, Luxembourg that upon receipt of any payment of principal of or interest on any global note, Euroclear and Clearstream, Luxembourg will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global note as shown on the records of Euroclear and Clearstream, Luxembourg. Payments by participants to owners of beneficial interests in a global note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

         Owners of beneficial interests in a global note who receive payment in any currency other than euro must make foreign exchange conversion arrangements at their own expense. Investors may be subject to foreign exchange risks that may have important economic and tax consequences for them.


         So long as the common depositary for Euroclear and Clearstream, Luxembourg or its nominee, as the case may be, is the registered owner of a global note, Citibank, N.A. or such successor depositary or such party will be considered the sole owner or holder of the euro exchange notes represented by such global note for all purposes under the indenture and the notes. Except as set forth above, owners of beneficial interests in a global note will not be entitled to have the notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated euro exchange notes in definitive form and will not be considered to be the owners or holders of any notes under such global note. Accordingly, each person owning a beneficial interest in a global note must rely on the procedures of Euroclear or Clearstream, Luxembourg, as the case may be, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the indenture, Euroclear or Clearstream, Luxembourg, as the case may be, would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.


         We understand that Euroclear and Clearstream, Luxembourg each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risks from lack of simultaneous transfers of securities.

         Euroclear and Clearstream, Luxembourg each provide various services including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg each also deals with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream, Luxembourg have established and electronic bridge between their two systems which enables their respective account holders to settle trades with each other.

         Account holders in Euroclear and Clearstream, Luxembourg are world-wide financial institutions including underwriters, securities brokers, and dealers, banks, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

         An account holder's overall contractual relations with either Euroclear or Clearstream, Luxembourg are governed by the respective rules and operating procedures of Euroclear or Clearstream, Luxembourg and any applicable laws. Both Euroclear and Clearstream, Luxembourg act under those rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective holders.

         Euroclear and Clearstream, Luxembourg, acting on behalf of their respective participants, are expected, prior to each payment date, to elect to receive payments of principal and interest and any other amounts owing thereunder in respect of the book-entry interests in the global note in euro. In the event that Euroclear and Clearstream, Luxembourg become unwilling or unable to make such an election on behalf of their participants, each individual holder of a beneficial interest in the global note representing euro exchange notes will be required to make its own currency election in order to avoid payment in U.S. dollars.

Same-day payment

         Each indenture for the senior exchange notes due 2008, the senior exchange notes due 2010 and the senior discount exchange notes due 2010 requires us to make payments in respect of the applicable notes, including principal, premium and interest, by wire transfer of immediately available funds to the U.S. dollar accounts with banks in the U.S. specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. Similar provisions apply with respect to the euro exchange notes.

Change of control

         Upon the occurrence of certain events, each holder shall have the right to require that we repurchase its exchange notes at a purchase price in cash equal to 101% of the principal amount and, in the case of the senior discount exchange notes due 2010, 101% of the accreted value, in each case as of the date of purchase, plus in each case accrued and unpaid interest, if any, to the date of purchase. This right is subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

Certain covenants

         The indentures governing the exchange notes contain covenants that limit our ability to, among other things:

         o        incur additional indebtedness;

         o        create liens;

         o        engage in sale-leaseback transactions;


         o pay dividends or make distributions in respect of our capital stock;


         o        redeem capital stock;

         o make various types of investments and other restricted payments;

         o        sell assets;

         o        issue or sell stock of our restricted subsidiaries; and


         o enter into transactions with stockholders or affiliates or effect a consolidation or merger.


These covenants are subject to important exceptions and qualifications, which are described in detail in the indentures.

Defaults

         Each of the following would constitute an event of default with respect to the exchange notes:

         o a default in the payment of interest on the notes of any series when due, continued for 30 days;

         o a default in the payment of principal of any note of any series when due at its stated maturity, upon optional redemption, upon required purchase, upon declaration or otherwise;

         o the failure by us to comply with our obligations respecting merger and consolidation transactions;

         o certain events of bankruptcy, insolvency or reorganization of ours or to certain of our subsidiaries;

         o any judgment or decree for the payment of money in excess of $25.0 million is entered against us or to certain of our subsidiaries, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed;

         o indebtedness of us or certain of our subsidiaries that is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such indebtedness unpaid or accelerated exceeds $25.0 million (the "cross acceleration provision");

         o the failure by us to comply for 60 days after notice with our other agreements contained in the applicable indenture; or

         o the failure by us to comply for 30 days after notice with any of our obligations with respect to change of control events (other than a failure to purchase the exchange notes) or with respect to various other covenants.


However, a default under the last three clauses will not constitute an event of default until the applicable trustee or the holders of 25% in principal amount of the outstanding exchange notes of the applicable series notify us of the default and we do not cure the default within the time specified after receipt of such notice.


         If an event of default occurs and is continuing, the applicable trustee or the holders of at least 25% in principal amount of the outstanding exchange notes of the applicable series may declare the principal or accreted value of and accrued but unpaid interest on all the applicable notes to be due and payable. Upon such a declaration, the default amount shall be due and payable immediately. If an event of default relating to certain events of bankruptcy, insolvency or reorganization of us occurs and is continuing, the amount due on all the applicable exchange notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the applicable trustee or any holders of such notes. Under certain circumstances, the holders of a majority in principal amount of any series of outstanding exchange notes may rescind any such acceleration with respect to such notes and its consequences.

Amendments and waivers

         Subject to certain exceptions, each indenture may be amended with the consent of the holders of a majority in principal amount of the applicable exchange notes then outstanding (including consents obtained in connection with a tender offer or exchange for such notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of such notes then outstanding. However, without the consent of each holder of an outstanding exchange note affected thereby, an amendment may not, among other things:

         o reduce the amount of notes whose holders must consent to an amendment;

         o reduce the rate of or extend the time for payment of interest on any note;

         o reduce the principal or accreted value of or extend the stated maturity of any note;

         o reduce the amount payable upon the redemption of any note or change the time at which any note may be redeemed as described under "--Optional redemption";


         o make any note payable in money other than that stated in the note;

         o impair the right of any holder of the notes to receive payment of principal of and interest on such holder's notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's notes;

         o make any change in the amendment provisions which require each holder's consent or in the waiver provisions; or

         o make any change in the ranking or priority of any note that would adversely affect the noteholders.

         Notwithstanding the preceding, without the consent of any holder of the notes of a series, we and relevant trustee may amend the indenture governing that series:

         o        to cure any ambiguity, omission, defect or inconsistency;

         o to provide for the assumption by a successor corporation of our obligations under such indenture;

         o to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

         o to add guarantees with respect to the related notes or to secure such notes;

         o to add to our covenants for the benefit of the holders of such notes or to surrender any right or power conferred upon us;

         o to make any change that does not adversely affect the rights of any holder of such notes; or

         o to comply with any requirement of the SEC in connection with the qualification of such indenture under the Trust Indenture Act.

         The consent of the holders of exchange notes is not necessary under an indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

         After an amendment under an indenture becomes effective, we are required to mail to holders of the related exchange notes a notice briefly describing the amendment. However, the failure to give notice to all holders of the notes, or any defect, will not impair or affect the validity of the amendment.

Transfer

         The exchange notes will be issued in registered form and will be transferable only upon the surrender of the outstanding notes being transferred for registration. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

         At any time, we may terminate all our obligations under a series of exchange notes and the related indenture, except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of such notes, to replace mutilated, destroyed, lost or stolen exchange notes and to maintain a registrar and paying agent in respect of the exchange notes.


         In addition, at any time we may, with respect to a series of exchange notes, terminate our obligations that are described under "--Change of control" and under the covenants described under "--Certain covenants" (other than the covenant relating to mergers and consolidations, the operation of certain cross acceleration provisions, bankruptcy provisions with respect to us and certain of our subsidiaries and certain judgment default provisions described covenant defeasance).


         We may exercise our right to terminate our obligations under the exchange notes and related indenture notwithstanding the prior exercise of our covenant defeasance option. We may exercise either option with respect to one series of exchange notes without exercising any option with respect to any other series of exchange notes. If we exercise our right to terminate our obligations under the exchange notes and related indenture, payment of the applicable exchange notes may not be accelerated because of an event of default. If we exercise our covenant defeasance option, payment of the applicable exchange notes may not be accelerated, in some situations, because of certain events of default.

         In order to exercise either of our defeasance options with respect to a series of exchange notes, we must irrevocably deposit in trust with the related trustee, money, U.S. governmental obligations or European governmental obligations for the payment of principal and interest on such notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to such trustee of an opinion of counsel to the effect that holders of such notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law. Money denominated in currency other than euros and U.S. governmental obligations deposited pursuant to this paragraph shall be subject in their entirety, including principal, interest and premium, if any, to a customary currency agreement that is of a duration not less than the defeasance period that fixes the exchange rate of such money or U.S. governmental obligations into euros for the benefit of the trustee.

         The amount of such money and U.S. governmental obligations expressed in euros will be as provided in such currency agreement. The counterparty to such currency agreement shall be a commercial bank organized in the United States having capital and surplus in excess of $500.0 million or a commercial bank organized under the laws of any country that is a member of the OECD having total assets in excess of $500.0 million, or its foreign currency equivalent at the time. Such counterparty may obtain from us an opinion of counsel to the effect that the currency agreement has been duly authorized and entered into by us.

Concerning the trustee


         United States Trust Company of New York is the trustee under the applicable indentures. We also have appointed United States Trust Company of New York as registrar with regard to the exchange notes and paying agent with regard to the senior exchange notes due 2008 under the senior exchange notes due 2008 indenture, the senior exchange discount notes due 2010 under the senior discount exchange notes due 2010 indenture and the senior exchange notes due 2010 under the senior exchange notes due 2010 indenture.


         Each indenture contains certain limitations on the rights of the related trustee, should it become our creditor, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

         The holders of a majority in principal amount of the outstanding exchange notes of each series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the related trustee, subject to certain exceptions. If an event of default under an indenture occurs and is not cured, the applicable trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, such trustee will be under no obligation to exercise any of its rights or powers under the related indenture at the request of any holder of such notes, unless such holder shall have offered to such trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of such indenture.

Paying agent and registrar for the euro exchange notes


         With respect to the euro exchange notes, we have appointed Citibank, N.A. as registrar and principal paying agent in respect of the global notes. Banque Internationale A Luxembourg S.A. has been appointed paying agent and transfer agent in Luxembourg in respect of the global notes. We will ensure that for as long as any euro exchange notes are outstanding, there will always be a registrar and a paying agent to perform the functions assigned to them in the related indenture.

Listing of the euro exchange notes


         Application has been made to list the euro exchange notes on the Luxembourg Stock Exchange. So long as the euro exchange notes are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, we will maintain a paying agent and transfer agent in Luxembourg. If the euro exchange notes are listed on any other securities exchange, we will satisfy any requirement at such securities exchange as to paying agents.


         In connection with the application to list the euro exchange notes on the Luxembourg Stock Exchange, copies of our by-laws and a legal notice relating to our issue of the notes will be deposited prior to listing with the Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg, where they may be inspected and copies obtained upon request.

Notices for the euro exchange notes

         So long as the euro exchange notes are listed on the Luxembourg Stock Exchange and it is required by the rules of the Luxembourg Stock Exchange, we will make publication of notices to the holders of the euro exchange notes in a leading newspaper having general circulation in Luxembourg or, if such publication is not practicable, in one other leading daily newspaper with general circulation in Europe, such newspaper being published on each business day in morning editions, whether or not it is published in Saturday, Sunday or holiday editions. For so long as the euro exchange notes are listed on the Luxembourg Stock Exchange, a copy of all notices will be provided by us to the Luxembourg Stock Exchange.

Documents available


         So long as the euro exchange notes are listed on the Luxembourg Stock Exchange, copies of the following documents will be available during usual business hours at the office of Banque Internationale A Luxembourg S.A., 69 route d'Esch, I2953 Luxembourg: (a) the indenture, incorporating the forms of the notes; and (b) our audited annual financial statements.


No personal liability of directors, officers, employees and stockholders

         None of our directors, officers, employees, incorporators or stockholders will have any liability for any of our obligations under the exchange notes or the indentures or for any claim based on, in respect of, or by reason of such obligations or their creation. Each holder of the exchange notes, by accepting a note, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the exchange notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing law

         Each exchange notes indenture and the exchange notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

          DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS AND PREFERRED STOCK

Lucent facility


         In May 2000, our subsidiary, WVF-I LLC, entered into a new credit facility with Lucent in an aggregate amount of $2.0 billion. This secured facility replaced our former facility with Lucent. Up to $1.0 billion of our new Lucent facility is available to us at any one time for the purchase of network equipment and related services, of which we had borrowed $248.1 million as of June 30, 2000. The balance will become available as the first $1.0 billion is refinanced or syndicated. We and WCI Capital Corp., our subsidiary and the borrower under the Bank facility described below, are guarantors of this facility. Amounts borrowed under the facility are secured by a pledge of the equity of WVF-I and any additional or substitute borrower thereunder and by a purchase money security interest in the equipment financed under the Lucent facility.


         Interest on loans under the Lucent facility accrues at rates based on the prime rate or LIBOR, as the borrower under the Lucent facility may elect, plus an applicable margin. Amounts borrowed under the Lucent facility are to be repaid in equal quarterly installments beginning on March 31, 2005 and ending on the maturity of the facility on December 31, 2006. We are to pay an up front commitment fee equal to a specified percentage of the amount borrowed and an unused facility fee equal to a percentage of the unused available commitment.

         At any time that outstanding loans under the Lucent facility exceed $500.0 million, Lucent may request that we refinance such loans. If the loans are not refinanced within a specified period after notice is given, among other potential adjustments, the interest rate on the outstanding loans will be increased by a specified percentage per year. Alternatively, after appropriate notice is given, Lucent and its transferees are entitled under certain circumstances to convert the loans outstanding under the Lucent facility into notes of Winstar that will be identical, except for interest rates, to the senior notes due 2010.

         A portion of the proceeds of certain equity offerings by us are required to be utilized to repay outstanding indebtedness under the Lucent facility. The Lucent facility contains customary covenants restricting or limiting our ability to engage in certain activities, including limitations on debt, liens, investments, restricted payments, transactions with affiliates, asset sales and dispositions and changes in corporate existence. At varying times over the term of the Lucent facility, we are required to meet certain financial, operational and network build out tests.

Bank facility

         In May 2000, our subsidiary, WCI Capital Corp., entered into a $1.15 billion revolving credit and term loan agreement with a group of commercial banks and other financial institutions. This Bank facility provides for a $300.0 million revolving credit facility and two term loans aggregating $850.0 million. We and certain of our subsidiaries are guarantors under the agreement. We have fully drawn down the available loans under the Bank facility and used the proceeds to pay all of the outstanding loans under our former facility with Lucent.

         The Bank facility bears interest at rates based on the prime rate or LIBOR, as the borrower under the Bank facility may elect, plus applicable margins. The revolving line of credit will be reduced beginning on December 31, 2004 and is to be fully paid on March 31, 2007. The term loans are to be repaid in quarterly payments commencing March 31, 2004 and ending on March 31, 2007 in one instance and on September 30, 2007 in the other instance.

         The amounts drawn under the Bank facility are secured by substantially all of our current and future assets and certain of our subsidiaries, excluding assets financed under the Lucent facility described above. The Bank facility contains covenants similar to those governing the Lucent facility described above.

2000 notes

         We issued substantially all of our currently outstanding notes in April and June 2000, as part of a plan of refinancing. The refinancing was comprised of the new Lucent facility and the Bank facility discussed above and the following transactions. We undertook the refinancing in order to simplify our financial structure, provide us with additional capital and increase our operational and financial flexibility.

         Exchange offer

         We issued approximately $362.2 million principal amount of our 12-3/4% senior notes due 2010 and approximately $613.9 million principal amount at maturity ($300.8 million initial principal amount) of our senior discount notes due 2010 in exchange for:

         o 100.0% of our outstanding 15% senior subordinated deferred interest notes due 2007;

         o        96.4% of our outstanding 10% senior subordinated notes due
                  2008; and

         o 99.9% of our outstanding 11% senior subordinated deferred interest notes due 2008.



         Cash tender offer

         We purchased for an aggregate of $753.3 million in cash:


         o        97.0% of our outstanding 14% senior discount notes due 2005;



         o 100.0% of our outstanding 14-1/2% senior deferred interest notes due 2005;



         o 99.8% of the outstanding 12-1/2% guaranteed senior secured notes due 2004 of our subsidiary, Winstar Equipment Corp.; and



         o 100.0% of the outstanding 12-1/2% guaranteed senior secured notes due 2004 of our subsidiary, Winstar Equipment II Corp.

         Private placement

         We also completed a cash offering of $325.0 million aggregate principal amount of our senior notes due 2008, an additional $168.3 million of our 12-3/4% senior notes due 2010 and (euro)200 million aggregate principal amount of our euro-denominated senior notes. The proceeds of this offering, together with additional cash drawn from available funds, were used to partially fund the cash tender offer.

         Series C preferred stock exchange


         As part of the refinancing, we entered into agreements with the holders of 98.7% of our then outstanding Series C preferred stock to provide for the conversion of that stock into our 14-1/4% senior subordinated deferred interest notes due 2007 and then for the exchange by those holders of such notes for senior notes due 2010 and senior discount notes due 2010. As a result of these transactions, no shares of Series C preferred stock remain outstanding, $172.8 million principal amount of the 14-1/4% senior subordinated deferred interest notes due 2007 was exchanged for $107.2 million principal amount of senior notes due 2010 and $313.0 million principal amount at maturity of senior discount notes due 2010 and $2.2 million principal amount of the 14-1/4% senior subordinated deferred interest notes due 2007 remain outstanding.


         Terms of new notes

         Our notes issued in April and June 2000 were issued under indentures between us and United States Trust Company of New York, as trustee. The indentures contain the full legal text of the matters described in this section and other matters. The indentures are subject to and governed by the Trust Indenture Act of 1939. These notes have identical terms as the notes for which they are being exchanged, except with respect to certain rights and penalties relating to registration under the Securities Act.

Other financings

         Equipment lease financings and credit lines

         Our subsidiaries have entered into certain other financing arrangements and capital leases of equipment, including fiber. As of March 31, 2000, we owed an aggregate of $306.3 million under these financing arrangements.

         Debt placements

         Between October 1995 and March 1998, we issued various series of notes, most of which were reacquired and canceled in the cash tender offer and the exchange offer described above. Such notes that remain outstanding are $8.7 million principal amount at maturity of our 14% senior discount notes due 2005, $7.2 million principal amount of our 10% senior subordinated notes due 2008, $323,000 principal amount of 12-1/2% guaranteed senior secured notes due 2004 issued by our subsidiary, Winstar Equipment Corp., and guaranteed by us and $28,000 principal amount of our 11% senior subordinated deferred interest notes due 2008. As a result of the consent solicitations made in connection with the cash tender offer and the exchange offer, the indentures governing these remaining notes were amended to eliminate most of the restrictive covenants and certain default provisions.

         There also remain outstanding $2.2 million principal amount of our 14-1/4% senior subordinated deferred interest notes due 2007 which were not exchanged for senior notes due 2010 and senior discount notes due 2010 in the Series C preferred stock exchange transaction. In connection with that transaction, the indenture governing these notes was amended to eliminate most of the restrictive covenants and certain default provisions.

Common stock


         Our authorized capital stock includes 400,000,000 shares of common stock, par value $.01 per share. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although we do not currently intend to pay any cash dividends, holders of our common stock are entitled to receive dividends as may be declared by our board of directors. In the event of a liquidation or dissolution, holders of common stock are entitled to share in all assets remaining after payment of liabilities and liquidation preference of our preferred stock.


         Holders of our common stock have no preemptive rights. They also have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

         Our certificate of incorporation:

         o        provides for a board of directors divided into three classes.
                  Each class generally serves for a term of three years with only one class of directors being elected in each year.

         o        provides that directors may be removed with or without cause.
                  Directors may be removed only by an affirmative vote of the holders of at least a majority of our capital stock.

         o requires an affirmative vote of the holders of at least two-thirds of our capital stock to alter, amend or repeal the provisions of our certificate of incorporation relating to specified matters.

         Nominations for our board of directors may be made by our board or by any holder of common stock. A stockholder entitled to vote for the election of directors may nominate a person for election as director only if the stockholder provides written notice of his intent to make a nomination to our Secretary not later than sixty days in advance of the meeting. Our certificate of incorporation and by-laws do not provide for cumulative voting rights. This means that holders of a majority of our capital stock who vote in the election of directors can elect all of the directors and, in such event, the holders of the remaining shares will not be able to elect any of our directors. A special meeting of our stockholders may be called at the request of the holders of at least 10% of our outstanding capital stock entitled to vote generally in all matters.

         Common stock dividend

         In February 2000, we declared a three-for-two stock split, effected in the form of a 50% common stock dividend. The common stock dividend was distributed on March 2, 2000 to holders of record as of the close of business on February 16, 2000. The information in this prospectus gives effect to the common stock dividend.

Preferred stock


         Our certificate of incorporation and the Delaware General Corporation Law gives our board of directors the authority, without stockholder approval, to issue up to 30,000,000 shares of preferred stock. Our board of directors has the authority to fix the following terms with respect to shares of any series of preferred stock:


         o        the designation;

         o        the number of shares;

         o        the dividend rate or rates payable with respect to the shares;

         o the redemption price or prices, if any, and the terms and conditions of any redemption;

         o        the voting rights;

         o any sinking fund provisions for the redemption or purchase of the shares;

         o the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable; and

         o any other relative rights, preferences and limitations pertaining to the series.

         Series A preferred stock

         In February 1997, we sold in a private placement an aggregate of 4,000,000 shares of our Series A preferred stock. Each share of Series A preferred stock has a stated value of $25. Each share entitles the holder to receive dividends from us at a rate per year equal to 6% of the stated value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears on March 31, June 30, September 30 and December 31 of each year. We may, at our election, pay dividends in cash or through the issuance of additional shares of Series A preferred stock.

         The shares of Series A preferred stock are convertible into the number of shares of our common stock equal to the aggregate stated value of the Series A preferred stock being converted by $16.67, subject to adjustment. On February 11, 2002, any shares of Series A preferred stock still outstanding will be automatically converted into shares of our common stock. We may, however, elect to pay cash instead, in an amount equal to the stated value plus all accrued and unpaid dividends.

         The Series A preferred stock ranks senior to our common stock and junior to any other series of our outstanding preferred stock. As of March 31, 2000, there were approximately 4,471,000 shares of Series A preferred stock outstanding.

         Series B preferred stock

         We have a rights agreement under which the holders of our common stock received, as a dividend, preferred stock purchase rights at the rate of one right for each share of our common stock held as of the close of business on July 14, 1997. One right will also attach to each share of our common stock issued after that date. Currently, the rights are not separate from our common stock and are not exercisable. The rights will only separate from our common stock and become exercisable if a person or group acquires 10% or more of our outstanding voting stock, or a person launches a tender or exchange offer that would result in ownership of 10% or more of our outstanding voting stock.

         Each right that is not owned by an acquiring person entitles the holder to buy one one-thousandth of one share of our Series B preferred stock. The rights agreement provides that each right entitles the holder to purchase, for $225, units of Series B preferred stock with a market value of $450. However, if we are involved in a business combination in which we are not the surviving entity, or sell 50% or more of our assets or earning power to another person, then the rights agreement provides that each right entitles the holder to purchase, for $225, shares of the common stock of the acquiring person's ultimate parent having a market value of $450.

         At any time, until ten days following the date on which a person acquires 10% or more of our voting stock, we may redeem all, but not less than all, of the rights for $0.0001 per right. The rights expire in July 2002. The Series B preferred stock will have dividend and liquidation preferences over our common stock, but will be junior to any other series of our preferred stock.

         Series D preferred stock

         On March 17, 1998, we sold an aggregate of $200.0 million of our Series D preferred stock in a private placement.

         Dividends at the rate of 7% per year on the Series D preferred stock are cumulative from the date of issuance and are payable quarterly in arrears on each March 15, June 15, September 15 and December 15 of each year, commencing September 15, 1998. Dividends shall be payable, at our option, in cash, or through the issuance of shares of our common stock.

         Holders of the Series D preferred stock have the option to convert their shares of Series D preferred stock at any time after the issue date into shares of our common stock at a rate of 1.5119 shares of our common stock for each share of Series D preferred stock. This is equivalent to a conversion price of $33.07 for each share of our common stock.

         The Series D preferred stock ranks:

         o senior to all existing and future capital stock that is junior to our Series D preferred stock, including our Series A and Series E preferred stock;

         o equal with our Series F and Series G preferred stock and all future capital stock that is specifically designated by our board of directors as ranking equally with our Series D preferred stock;

         o junior to all future capital stock specifically designated by our board of directors as being senior to our Series D preferred stock; and

         o junior to all of our indebtedness and that of our subsidiaries.

         The Series D preferred stock is not redeemable prior to March 20, 2001. On or after that date, the Series D preferred stock will be redeemable at our option. The Series D preferred stock is subject to mandatory redemption on March 15, 2010, at a redemption price of $50.00 per share, plus accrued and unpaid dividends, if any. Upon the occurrence of a change in control, as defined in the certificate of designations governing the Series D preferred stock, we will be obligated to adjust the conversion price as provided in the certificate of designations.

         Series E preferred stock

         In connection with an acquisition we consummated in August 1998, we issued an aggregate of 75,100 shares of our Series E preferred stock. The Series E preferred stock is non-voting, non-redeemable and does not earn dividends. Each share of Series E preferred stock has a liquidation preference of $59.93 per share. The Series E preferred stock is junior in right to receive distributions in liquidation to all other currently existing preferred stock and any other class of preferred stock authorized in the future unless such new class is expressly made junior or equal to the Series E preferred stock. The holders of the Series E preferred stock may convert their stock into shares of our common stock at the rate of three shares of common stock for two shares of Series E preferred stock at any time and we may require them to do so upon the occurrence of certain conditions.

         Series F preferred stock

         On June 17, 1999, we and a subsidiary of ours sold an aggregate of 300,000 shares of Series F preferred stock for an aggregate purchase price of $300.0 million, less customary discounts and expenses.

         Each share of Series F preferred stock has a liquidation preference of $1,000 and entitles the holder to receive dividends at an annual rate of 7-1/4%, or $72.50, per share. Dividends are payable quarterly on March 15, June 15, September 15 and December 15 of each year to the record holders of the Series F preferred stock as of the close of business on the business day next preceding the date of such dividend payment.

         We have the option to pay dividends in either cash or through the issuance of shares of our common stock. Dividends paid in shares of our common stock will be calculated by dividing the dollar amount of the dividend by 97% of the closing bid price of our common stock on Nasdaq on the fourth trading day prior to the dividend payment date.

         Each share of Series F preferred stock is convertible into shares of our common stock at a conversion rate of 24.2087 shares for each share of Series F preferred stock converted, equivalent to a conversion price of $41.31 per share. We will have the option to convert all of the shares of the Series F preferred stock into common stock if, on or after June 24, 2002, the closing price of our common stock on Nasdaq has equaled or exceeded 130% of the conversion price for at least 20 out of 30 prior consecutive trading days.

         The Series F preferred stock is not redeemable by us prior to June 24, 2002. Thereafter, each share of Series F preferred stock will be redeemable at certain prices, at our option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each holder's registered address.

         The Series F preferred stock ranks:

         o senior to our common stock and our Series A and Series E preferred stock;

         o senior to each class of capital stock which we may create that does not expressly rank senior to, or with the same priority as, our Series F preferred stock;

         o        equal with our Series D and Series G preferred stock;

         o equal with each class of capital stock which we may create that expressly provides that it ranks equally with our Series F preferred stock; and

         o junior to each class of capital stock which we may create that expressly provides that it ranks senior to our Series F preferred stock.

         We may not create or increase the amount of any class or series of capital stock that ranks senior to the Series F preferred stock without the consent of the holders of at least 66-2/3% of the Series F preferred stock. However, we may create or increase the amount of any class of stock that ranks with the same priority as, or junior to, the Series F preferred stock.

         Series G preferred stock

         On February 1, 2000, we and one of our wholly-owned subsidiaries, Winstar Credit Corp., sold an aggregate of 900,000 shares of our Series G preferred stock in a private placement for an aggregate purchase price of $900.0 million. The shares were purchased by Credit Suisse First Boston Equity Partners, L.P., Welsh, Carson, Anderson & Stowe VIII, L.P., Microsoft and certain other purchasers.

         The Series G preferred stock, which votes on an as-converted basis with our common stock, currently represents ownership of approximately 19.3% of our outstanding common shares, 18.1% of our outstanding voting shares, and approximately 13.0% of our fully diluted common shares on a pro forma basis as of December 31, 1999.

         If any cash dividends are paid on our common stock, the holders of our Series G preferred stock will be entitled to receive such cash dividends on an as-converted basis. In addition, the

Series G preferred stock pays cumulative dividends at a rate equal to the excess, if any, of 5.75% per year on its liquidation preference over the amount of any regular cash dividends per share of Series G preferred stock that have been paid during the applicable dividend period on our common stock.

         Such dividends will be payable quarterly in arrears on each March 15, June 15, September 15 and December 15 of each year to the record holders of the Series G preferred stock as of each March 1, June 1, September 1 and December 1. If we do not pay such dividends in cash, the amount of such dividends will be added to the liquidation preference of the Series G preferred stock.

         Each share of Series G preferred stock is convertible, at the option of the holder, into shares of our common stock at a conversion price of $45.00 per share, subject to certain adjustments. We will have the option to convert all of the shares of Series G preferred stock into common stock at the conversion price if, on any date after the third anniversary of the date of issuance of the Series G preferred stock, the volume-weighted average trading price of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to such date is at least equal to 155% of the conversion price on such date.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of our operations before any payment or distribution of our assets are made to the holders of any securities ranking junior to the Series G preferred stock, holders of Series G preferred stock will be entitled to receive an amount per share equal to the greater of:

         o the accreted value of the Series G preferred stock on such date, plus all dividends accrued to such date, whether or not earned or declared, since the end of the previous dividend period; and

         o the amount that would have been payable on the number of shares of common stock into which a share of Series G preferred stock was convertible immediately prior to such date.

Holders of Series G preferred stock will not be entitled to any further payment. If our assets that are distributable among the holders of Series G preferred stock are insufficient to pay in full the preferential amount and liquidating payments on any securities ranking equally with the Series G preferred stock, then such assets will be distributed among the holders of Series G preferred stock and any such equally ranked securities ratably in accordance with the respective amounts that would be payable if all amounts payable thereon were paid in full.

         With respect to dividend rights and rights on liquidation, dissolution and winding up, the Series G preferred stock ranks:

         o senior to our common stock and our Series A and Series E preferred stock;

         o senior to each class of capital stock which we may create that does not expressly rank senior to, or equally with, our Series G preferred stock;

         o        equal with our Series D and Series F preferred stock;

         o equal with each class of capital stock which we may create that expressly provides that it ranks equally with our Series G preferred stock; and

         o junior to each class of capital stock that we may create that expressly provides that it ranks senior to our Series G preferred stock.

         We may not issue any securities that are senior to the Series G preferred stock without the consent of the holders of a majority of the outstanding Series G preferred stock.

         On April 1, 2010, we will be required to redeem all of the outstanding shares of Series G preferred stock. The redemption price per share will be equal to the greater of the accreted value of the Series G preferred stock on such date, plus all dividends accrued to such date whether or not earned or declared, since the most recent dividend payment date and the volume-weighted average trading price per share of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to April 1, 2010 multiplied by the number of shares of common stock into which the Series G preferred stock is convertible on such date. We have the option to pay the redemption price in cash or in shares of common stock. If we elect to pay the redemption price, in whole or in part, in shares of common stock, such shares will be valued at 97% of the volume-weighted average trading price per share of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to April 1, 2010. If we elect to pay the redemption price in shares of common stock, we have agreed to use our best efforts to register such shares under the Securities Act of 1933 prior to the delivery of such shares.

         In the event of a change of control of Winstar, we will make an offer to purchase all outstanding shares of Series G preferred stock at a purchase price ranging from 102% to 105% of the accreted value per share on such date, plus all dividends accrued to such date, whether or not earned or declared, since the end of the previous dividend period. We have the option to pay the change of control amount in cash or shares of common stock. If we elect to pay the applicable change of control amount in shares of common stock, such shares will be valued at the volume-weighted average trading price per share of our common stock on Nasdaq for the 20 consecutive trading days immediately prior to the date the change of control amount is paid. We have agreed to use our best efforts to register such shares prior to the delivery of such shares.

         Each holder of Series G preferred stock will be entitled to vote on all matters and will be entitled to that number of votes equal to the number of shares of common stock into which such holder's shares of Series G preferred stock could be converted on the record date for the determination of stockholders entitled to vote on such matter or, if no such record date is established, on the date such vote is taken or any written consent of shareholders is solicited. In addition, so long as any of the Series G preferred stock is outstanding, the affirmative vote of the holders of a majority of the outstanding shares of Series G preferred stock, voting together as a single class, will be necessary to:

         o amend, alter or repeal any provision of our certificate of incorporation or by-laws so as to adversely affect the Series G preferred stock;

         o issue any additional Series G preferred stock or create, authorize or issue any capital stock that ranks senior, whether with respect to dividends or upon liquidation, dissolution, winding up or otherwise, to the Series G preferred stock; or

         o redeem for cash any junior securities, subject to certain exemptions.

Registrar and transfer agent

         Continental Stock Transfer & Trust Company is the registrar and transfer agent for our common stock and our Series A, Series D and Series F preferred stock. Continental is located at 2 Broadway, New York, New York 10004.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of certain U.S. Federal income tax consequences associated with the ownership and disposition of the exchange notes.

         This discussion deals only with exchange notes held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended, and does not deal with special situations, such as those of dealers in securities or currencies, traders in securities that elect to mark to market, financial institutions, life insurance companies, tax-exempt organizations, persons that hold the notes as a hedge or part of a straddle or conversion transaction, or that have a functional currency other than the U.S. dollar, and investors in pass-through entities. It does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction. This discussion is based upon the provisions of the Code, and regulations, rulings and judicial decisions under the Code as of the date of this filing. At any time and without prior notice, these authorities may be repealed, revoked or modified so as to result in Federal income tax consequences different from those discussed below.

         For purposes of this discussion, a U.S. holder is:

         o        a citizen or resident of the United States;

         o a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

         o an estate the income of which is subject to United States Federal income taxation regardless of its source; or

         o a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

         The term "Non-U.S. holder" means any person other than a U.S. holder. If an entity treated as a partnership for U.S. Federal income tax purposes owns an exchange note, the tax treatment of a partner would generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships owning exchange notes should consult their tax advisors.

         You should consult your tax advisor concerning the application of U.S. Federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

Euro notes and euro exchange notes

         Except with respect to the discussion of backup withholding below, the discussion with respect to euro notes and euro exchange notes is limited to tax considerations applicable to a holder which is a "U.S. holder."

         Exchange offer. The exchange of outstanding euro notes for euro exchange notes pursuant to the exchange offer should not be a taxable exchange. Consequently, a U.S. holder should not recognize taxable income or loss as a result of exchanging an outstanding euro note for a euro exchange note pursuant to the exchange offer. The holding period of a euro exchange note will include the holding period of the outstanding euro note and the basis of the euro exchange note will be the same as the basis of the outstanding euro note immediately before the exchange.

         Payment of interest. Interest on the euro exchange notes will be taxable to a U.S. holder as ordinary interest income in accordance with the U.S. holder's method of tax accounting. Such interest will generally be U.S. source income for purposes of computing the foreign tax credit limitation.

         The euro exchange notes will be denominated in a currency unit other than the U.S. dollar, i.e., in euro (sometimes referred to as the "foreign currency"). Accordingly, any interest income will be determined in euros and will be translated into U.S. dollars as follows:

         o if the U.S. holder uses the cash method of accounting, the interest income will be translated at the exchange rate in effect on the date of receipt of the interest payment;

         o if the U.S. holder uses the accrual method of accounting, the U.S. dollar value of the accrued interest income will be determined by translating such income at the average rate of exchange for the accrual period, or with respect to an accrual period that spans two taxable years, at the average rate for the partial period within the taxable year; and

         o if the U.S. holder uses the accrual method of accounting, it can elect to translate the accrued interest income using the rate of exchange on the last day of the accrual period or, with respect to an accrual period that spans two taxable years, using the rate of exchange on the last day of the taxable year. If the last day of an accrual period is within five business days of the receipt of the accrued income, a U.S. holder may translate such income using the rate of exchange on the date of receipt of the interest income. This election will apply to other debt obligations held by the U.S. holder and may not be changed without the consent of the Internal Revenue Service.

         A U.S. holder that uses the accrual method of accounting may recognize exchange gain or loss (which will be treated as ordinary income or loss) attributable to fluctuations in exchange rates with respect to accrued interest income on the date such income is received. The amount of ordinary income or loss recognized will equal the difference, if any, between:

         o the U.S. dollar value of the euro payment received (determined on the date such payment is received) in respect of such accrual period; and

         o the U.S. dollar value of income that has accrued during such accrual period (as determined above).

         A U.S. holder on the cash basis method of accounting will not recognize exchange gain or loss with respect to the receipt of interest income.

         Sale, exchange or retirement of euro exchange notes. Upon the sale, exchange or retirement of euro exchange notes, a U.S. holder will generally recognize gain or loss equal to the difference between:

         o the amount realized upon the disposition (as determined below), other than amounts attributable to accrued interest; and

         o the U.S. holder's adjusted tax basis in the euro exchange notes (as determined below).

         Except with respect to any foreign currency gain or loss (as described below), such gain or loss will be capital gain or loss. The deductibility of capital losses is subject to limitations.

         The amount realized by a U.S. holder that receives foreign currency (including euros) on a sale, exchange (other than pursuant to an exchange offer), retirement or other disposition of a euro exchange note will be based on:

         o the U.S. dollar value of the foreign currency on the date of disposition in the case of an accrual basis U.S. holder;

         o the U.S. dollar value of the foreign currency on the date payment is received in the case of a cash basis U.S. holder; or

         o the U.S. dollar value of the foreign currency on the date of settlement if the euro exchange notes are traded on an established securities market and the holder is a cash basis U.S. holder. An accrual basis U.S. holder may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of publicly traded notes, provided the election is applied consistently. Any such election cannot be changed without the consent of the IRS.

         A U.S. holder's adjusted tax basis in a euro exchange note will equal the U.S. dollar cost of the outstanding euro note (determined on the date of purchase) to such U.S. holder. If a U.S. holder purchased an outstanding euro note with previously owned foreign currency, the U.S. holder will recognize ordinary income or loss in an amount equal to the difference, if any, between such U.S. holder's tax basis in the foreign currency and the U.S. dollar fair market value of the foreign currency used to purchase the outstanding euro note, determined on the date of purchase.

         Foreign currency gain or loss upon sale, exchange or retirement of euro exchange notes. Upon the sale, exchange or retirement of euro exchange notes, a U.S. holder may recognize foreign currency gain or loss attributable to fluctuation in currency exchange rates equal to the difference between:

         o the U.S. dollar value of the principal amount of the euro exchange note, determined on the date of such sale, exchange or retirement (determined on a cash or accrual basis as described above); and

         o the U.S. dollar value of the principal amount of such note, determined on the date the U.S. holder acquired the outstanding euro note.

         For this purpose, the principal amount of a euro exchange note is the U.S. holder's purchase or acquisition cost of the outstanding euro note in euros. Such foreign currency gain or loss will be taxable as ordinary income or loss and will not be treated as interest income or expense. Such foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. holder on the sale, exchange or retirement of the euro exchange note.

         U.S. information reporting and backup withholding. Under the Internal Revenue Code, a holder of euro exchange notes may be subject, under certain circumstances, to "backup withholding" at a 31% rate with respect to interest payments thereon or the gross proceeds thereof. This withholding generally applies only if the holder:

         o in the case of a U.S. holder, fails to furnish a correct social security or other taxpayer identification number within a reasonable time after the request therefor; or

         o in the case of a non-U.S. holder, fails to furnish proper certification of foreign status.

         Any amount withheld from a payment to a holder under backup withholding rules will be refunded or allowed as a credit against such holder's U.S. federal income tax liability, provided that the required information is furnished to the U.S. Internal Revenue Service. Holders of euro exchange notes should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such an exemption.

Senior exchange notes due 2008, senior exchange notes due 2010 and senior discount exchange notes due 2010

         Tax considerations for U.S. holders

         Exchange offer. The exchange of outstanding senior notes due 2008, senior notes due 2010 and senior discount notes due 2010 for exchange notes in the exchange offer should not be a taxable exchange. Consequently, a U.S. holder should not recognize taxable income or loss as a result of exchanging an outstanding senior note or an outstanding senior discount note for an exchange note in the exchange offer. The holding period of an exchange note will include the holding period of the outstanding notes and the basis of the exchange note will be the same as the basis of the outstanding notes immediately before the exchange.



         Taxation of interest on senior exchange notes. A U.S. holder of a senior exchange note due 2008 or a senior exchange note 2010 will be required to include interest payable on such note as ordinary income at the time the interest is received or accrues, in accordance with the holder's regular method of tax accounting.

         Characterization of the senior discount exchange notes due 2010. We intend to treat the senior discount exchange notes due 2010 as debt for U.S. Federal income tax purposes. However, it is possible that the Internal Revenue Service will contend that the senior discount exchange notes due 2010 should be treated as an equity interest in, rather than debt of, Winstar, in which case the tax consequences to holders owning the senior discount exchange notes due 2010 will be different from those described herein. Holders are urged to consult their own tax advisors with respect to the possibility that the senior discount exchange notes due 2010 will be determined to be equity rather than debt, and the potential consequences of any such determination. The remainder of this summary assumes that the senior discount exchange notes due 2010 will constitute debt of Winstar for such tax purposes.

         Original issue discount on the senior discount exchange notes due 2010. Because the "issue price" of the outstanding senior discount notes due 2010 was less than their "stated redemption price at maturity," the senior discount exchange notes due 2010 will be treated as issued with OID, and each holder will be required to include in income (regardless of whether such holder is a cash or accrual basis taxpayer) in each taxable year, in advance of the receipt of corresponding cash payments on such notes, that portion of the OID, computed on a constant yield basis as described below, attributable to each day during such year on which the holder held the notes. The amount of OID with respect to each senior discount exchange note is $1,247.60 per $1,000 principal amount of each senior discount exchange note. This amount of OID was equal to the excess of (i) $1,737.50, its "stated redemption price at maturity" over (ii) $489.90, its issue price. Under applicable Treasury Regulations, the stated redemption price at maturity of each senior discount exchange note includes all payments to be made in respect thereof, including payments of the principal amount and any stated interest payments other than payments of "qualified stated interest." Payments of qualified stated interest are payments of interest which are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a qualifying rate, including a single fixed rate over the entire term of a discount note. The stated interest on the senior discount exchange notes due 2010 will not qualify as "qualified stated interest", and thus the "stated redemption price at maturity" of the senior discount exchange notes due 2010 includes all cash payments of principal and interest through maturity. The "issue price" of the notes was the first price at which a substantial portion was sold to investors (excluding bond houses, brokers, or similar persons acting as underwriters, placement agents, or wholesalers) for cash.

         A holder of a debt instrument issued with OID and that does not pay qualified stated interest generally is required to include in gross income for U.S. Federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the holder holds the debt instrument. The daily portions of OID required to be included in a holder's gross income in a taxable year will be determined upon a constant-yield basis by allocating to each day during the taxable year on which the holder holds the debt instrument a pro-rata portion of the OID on such debt instrument which is attributable to the "accrual period" in which such day is included. An accrual period with respect to a senior discount exchange note may be any length and may vary in length over the term of the senior discount exchange note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the senior discount exchange note occurs on either the final or first day of an accrual period. The amount of the OID attributable to any "accrual period" will be an amount equal to the product of the "adjusted issue price" of the senior discount exchange note at the beginning of such accrual period and the "yield to maturity" of the debt instrument (stated in a manner appropriately taking into account the length of the accrual period). The "yield to maturity" is the discount rate that, when used in computing the present value of all payments to be made under the notes, produces an amount equal to the issue price of the notes. The "adjusted issue price" of a debt instrument at the beginning of an accrual period is defined generally as the issue price of a debt instrument plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the debt instrument. The yield to maturity on the senior discount exchange note compounded semiannually on April 15 and October 15 is 14.75%. Accordingly, a holder of a senior discount exchange note will be required to include OID in gross income for U.S. Federal income tax purposes in advance of the receipt of cash in respect of such income. In general, payments on a senior discount exchange note issued with OID, will be treated first as a payment of accrued but previously unpaid OID, to the extent thereof, and then as payment of principal. A holder's tax basis in the notes will be increased by any amounts of OID included in income by such holder, and will be decreased by any payments received by such holder with respect to the notes. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length. The amount of OID allocable to the final accrual period at maturity of the outstanding senior discount note will be the difference between
(i) the amount payable at maturity of the note, and (ii) the note's adjusted issue price as of the beginning of the final accrual period.

         The senior exchange notes due 2008 and the senior exchange notes due 2010 are not being issued with original issue discount because stated interest is unconditionally payable in cash semi-annually throughout the life of the instrument.

         Applicable high yield discount obligations. As the yield to maturity on the senior discount exchange notes due 2010 equals or exceeds the sum of (x) the AFR (as determined under Section 1274(d) of the Internal Revenue Code) in effect for the month in which the outstanding senior discount notes due 2010 were issued and (y) five percent, and the OID on the notes is "significant," the senior discount exchange notes due 2010 will be considered

"applicable high yield discount obligations" ("AHYDOs"). (The applicable AFR for the month of March 2000 is 6.64%.) A debt instrument generally has "significant" OID if, as of the close of any accrual period ending more than five years after the date of issue, the excess of the interest (including OID) that has accrued on the obligation over the interest (including OID) that is required to be paid thereunder exceeds the product of the issue price of the instrument and its yield to maturity. As the senior discount exchange notes due 2010 are AHYDOs, we will not be entitled to a deduction for OID accrued on such notes for U.S. federal income tax purposes until such time as we actually pay the accrued OID. In addition, as the yield to maturity on the senior discount exchange notes due 2010 exceeds the sum of (x) the AFR and (y) six percent (such excess referred to as the "disqualified yield"), the deduction for OID accrued on the senior discount exchange notes due 2010 will be permanently disallowed to the extent such OID is attributable to disqualified yield on the notes ("dividend-equivalent interest"). Solely for purposes of the dividends-received deduction (and not for purposes of determining the amount includible in income), such dividend-equivalent interest will be treated as a dividend to the extent it is deemed to have been paid out of our current or accumulated earnings and profits, if any. We believe that we do not presently have any current or accumulated earnings and profits and we cannot predict whether we will have any earnings and profits for future years. As such, in any year in which we have no earnings and profits, the nondeductible portion of such OID relating to such year would not be eligible for the dividends-received deduction in the case of corporate holders.

         Acquisition premium on senior discount exchange notes due 2010. If a U.S. holder acquired an outstanding senior discount note at a cost in excess of its "adjusted issue price" (as defined above) but less than its stated redemption price at maturity, the senior discount exchange note will have an acquisition premium to the extent of such excess. Under the acquisition premium rules of the Code and the Treasury Regulations promulgated thereunder, the amount of the original issue discount which such U.S. holder must include in its gross income with respect to such senior discount exchange note for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

         Market discount. If a U.S. holder purchased an outstanding note for an amount that is less than the "revised issue price" of the notes at the time of acquisition, the amount of such difference will be treated as "market discount" for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount ("de minimis market discount"). The "revised issue price" is the original issue price of the note plus the aggregate amount of previously accrued original issue discount (in the case of a senior discount exchange note), without regard to any reductions for acquisition premium, less payments other than qualified stated interest. Under the market discount rules, a holder will be required to treat any principal payment on or any gain on the sale, exchange, retirement or other disposition of, notes as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such notes at the time of such payment or disposition. If a holder makes a gift of a note, accrued market discount, if any, will be recognized as if such holder had sold such note for a price equal to its fair market value. In addition, the holder may be required to defer, until the maturity of the notes or the earlier disposition of the notes in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such notes.

         Any market discount will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the notes, unless a holder elects to accrue market discount on a constant interest method. A holder of notes may elect to include market discount in income currently as it accrues (on either a straight-line basis or constant interest method), in which the case rules described above regarding the deferral of interest deductions and ordinary income treatment of gain on disposition will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

         Amortized bond premium on senior exchange notes due 2008 and 2010. Generally, if the tax basis of a senior exchange note due 2008 or a senior exchange note due 2010 (generally, the purchase price of the outstanding note delivered in exchange therefore) held as a capital asset exceeds the amount payable at maturity of the obligation, such excess will constitute amortizable bond premium that the holder may elect, under Section 171 of the Code, to amortize under the constant yield method over the period from its acquisition date to the obligation's maturity date. A holder of a senior exchange note due 2008 or senior exchange note due 2010 who elects to amortize bond premium must reduce its tax basis in the related senior exchange note by the amount of the aggregate amortization allowable for amortizable bond premium. Amortizable bond premium will be treated under the Internal Revenue Code as an offset to interest income on the senior exchange note due 2008 or a senior exchange note due 2010 for U.S. federal income tax purposes. An election to amortize bond premium on a senior exchange note due 2008 or a senior exchange note due 2010 generally applies to all bonds held by the holder at the beginning of the first taxable year to which the election applies or thereafter acquired, and may not be revoked without the consent of the Internal Revenue Service.


         Gain/loss on exchange of senior subordinated deferred interest notes due 2007. U.S. holders of senior subordinated deferred interest notes due 2007 who exchange them for senior exchange notes due 2010 and senior discount exchange notes due 2010 will recognize short-term gain or loss to the extent of the difference between the fair market value of such exchange notes received by them on the date of the exchange and the adjusted basis of their senior subordinated deferred interest notes due 2007 relinquished in the exchange.

         Elections. A U.S. holder of exchange notes, subject to certain limitations, may elect to include all stated and unstated interest and discount on the notes in gross income under the constant yield method. For this purpose, interest includes original issue discount, de minimis market discount and market discount, as adjusted by any amortizable bond premium or acquisition premium. Any such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds acquired by such U.S. holder on or after the first day of the first taxable year to which the election applies. See "--Market Discount." U.S. holders should consult with their tax advisors regarding any tax elections they intend to make with respect to any exchange notes.

         Optional redemptions. We may redeem the senior discount exchange notes due 2010, in whole or in part, at certain times and under certain circumstances described elsewhere herein. The Treasury Regulations issued under the provisions of the Internal Revenue Code relating to OID contain rules for determining the yield and maturity of debt instruments that are subject to certain options or other contingent payments. Pursuant to those regulations, we believe that neither we nor any holders of senior discount exchange notes due 2010 should be deemed to exercise any of the options described in this registration statement, and thus, the existence of these options should not affect the calculation of the yield and maturity of the senior discount exchange notes due 2010.

         Sale or other disposition. In general, upon the sale, exchange or other disposition (including a redemption) of an exchange note, a U.S. holder will recognize taxable gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received (other than any amount representing accrued but unpaid qualified stated interest or OID, which will be taxable as ordinary income), and (ii) the holder's adjusted tax basis in the exchange note.

         Except with respect to accrued market discount on the exchange notes, if any, as described above, gain or loss realized on the sale, exchange or other disposition of an exchange note will be capital gain or loss, and will be long-term capital gain or loss if the exchange note is held for more than one year, or short-term capital gain or loss if the exchange note is held for one year or less.

         Tax considerations for Non-U.S. holders

         Payments of Interest. Interest that we pay on the senior exchange note due 2008 or a senior exchange note due 2010 and payments of OID we make on the senior discount exchange notes due 2010 to a beneficial owner of an exchange note that is a Non-U.S. holder will qualify for the "portfolio interest" exemption and therefore will not be subject to U.S. federal income or withholding tax if such interest or OID is not effectively connected with the conduct of a trade or business within the United States by such Non-U.S. holder and, among other things, (i) such Non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, within the meaning of Section 871(h)(3) of the Internal Revenue Code, (ii) such Non-U.S. holder is not a controlled foreign corporation that is related, directly or indirectly, to Winstar through stock ownership, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Internal Revenue Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Internal Revenue Code and the Treasury Regulations thereunder (summarized below) are satisfied.

         Interest or OID on an exchange note that is not effectively connected with the Non-U.S. holder's conduct of a trade or business within the United States and does not qualify as portfolio interest, would generally be subject to United States withholding tax at a flat rate of 30% (or a lower applicable treaty rate). If interest or OID received by a Non-U.S. holder is effectively connected with the conduct of a trade or business within the United States, then the Non-U.S. holder will be subject to U.S. Federal income tax on such interest income in essentially the same manner as a U.S. holder and, in the case of a Non-U.S. holder that is a foreign corporation, may also be subject to the branch profits tax.

         Sale, exchange, or disposition. A Non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale, redemption or other disposition of an exchange note (other than amounts attributable to accrued but unpaid OID on the senior discount exchange notes due 2010, which may be subject to the rules regarding OID described above) unless
(i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. holder or, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. holder, (ii) in the case of a Non-U.S. holder who is a nonresident alien individual, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met, or
(iii) the Non-U.S. Holder is subject to Internal Revenue Code provisions applicable to certain U.S. expatriates.

         Certification requirements. To satisfy the certification requirements noted above, (i) the beneficial owner of an exchange note must certify, under penalties of perjury, to us or our paying agent that the owner is a Non-U.S. holder and must provide the owner's name and address, and U.S. taxpayer identification number ("TIN"), if any, which certification may be made on IRS Form W-8BEN, or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the exchange note on behalf of the beneficial owner must certify, under penalties of perjury, to us or our paying agent that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof.

         For payments made after December 31, 2000, in the case of exchange notes held by a foreign partnership that is not a withholding foreign partnership, the partnership, in addition to providing an IRS Form W-8IMY, must attach an IRS Form W-8BEN received from each partner.

         If a Non-U.S. holder of an exchange note is engaged in a trade or business in the U.S., and if interest, including OID, on the senior discount exchange note, or gain realized on the sale, exchange or other disposition of the exchange note is effectively connected with the conduct of the trade or business (or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by the Non-U.S. holder), the Non-U.S. holder, although exempt from U.S. federal withholding tax (provided that certification requirements are met), will generally be subject to regular U.S. federal income tax on the interest, including OID, or gain in the same manner as if it were a U.S. holder. In lieu of the certificate described above (with respect to non-effectively connected interest), the Non-U.S. holder will be required to provide us or our paying agent with a properly executed IRS Form 4224 (or, after December 31, 2000, a Form W-8ECI) in order to claim an exemption from withholding tax. In addition, if the Non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

         Non-U.S. holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the ownership and disposition of exchange notes.

Backup withholding and information reporting

         Backup withholding at a rate of 31% may apply to payments made in respect of, and gross proceeds from the sale, exchange or disposition of, an exchange note to a holder who is not an "exempt recipient" and who fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of an exchange note must be reported to the Internal Revenue Service, unless the holder is an exempt recipient or otherwise establishes an exemption.

         In the case of payments to a Non-U.S. holder of interest on an exchange note, backup withholding and information reporting will not apply if the Non-U.S. holder furnishes a certificate of foreign status on IRS Form W-8BEN, W-8ECI or W-8IMY or otherwise establishes an exemption (provided that neither we nor our paying agent has actual knowledge, or after December 31, 2000, reason to know, that the holder is a U.S. holder or that the conditions of any other exemption are not in fact satisfied).

         In general, backup withholding and information reporting will not apply to a payment of the gross proceeds of a sale of exchange notes effected at a foreign office of a broker. However, payments of the proceeds of a sale of an exchange note to or through a foreign office of a broker that is (i) a U.S. person, (ii) a controlled foreign corporation, (iii) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S. or (iv) with respect to payments made after December 31, 2000, a foreign partnership with certain connections to the U.S., are currently subject to certain information reporting requirements, but not back-up withholding, unless the payee is an exempt recipient or the broker has evidence in its records that the payee is a Non-U.S. holder and no actual knowledge or, after December 31, 2000, reason to know that such evidence is false and certain other conditions are met. Payments of the proceeds of a sale of an exchange note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. holder and satisfies certain other qualifications (and no agent or broker who is responsible for receiving or reviewing such statement has actual knowledge or, after December 31, 2000, reason to know that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

         Non-U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder of an exchange note will be allowed as a refund or credit against the holder's U.S. Federal income tax, if the required information is furnished to the Internal Revenue Service.

         THE FOREGOING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF EXCHANGE NOTES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH HOLDER OF THE EXCHANGE NOTES SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER FROM THE EXCHANGE OF OUTSTANDING NOTES AND OWNERSHIP AND DISPOSITION OF THE EXCHANGE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

                      CERTAIN LUXEMBOURG TAX CONSIDERATIONS
                             FOR EURO EXCHANGE NOTES

         The information set out below is a summary only of Luxembourg tax laws in effect on the date hereof and which may change from time to time. Because the summary does not address all tax considerations, under Luxembourg or other laws, prospective investors should consult their professional advisors as to the tax consequences of the exchange, ownership and disposition of the euro exchange notes, including in particular the effect of tax laws of any other jurisdiction.

         The following summary outlines certain Luxembourg tax consequences for holders of euro exchange notes.

         Participation in the exchange offer should not give rise to recognition of any gain or income for Luxembourg tax purposes.

         Under Luxembourg tax laws currently in effect, there is no withholding tax on payment of principal, interest, nor on accrued but unpaid interest in respect of the euro exchange notes, nor is any Luxembourg withholding tax payable upon the redemption, repurchase or exchange of the euro exchange notes. Holders of euro exchange notes who are non-residents of Luxembourg and who do not hold euro exchange notes through a permanent establishment in Luxembourg are not liable for Luxembourg income tax on payments of principal, interest, or accrued but unpaid interest, nor upon redemption, repurchase or exchange of the euro exchange notes, nor on capital gains on sale of any euro exchange notes.

         Holders of euro exchange notes resident in Luxembourg who are fully taxable, or who have a permanent establishment in Luxembourg with whom the holding of the euro exchange notes is connected, must for income tax purposes include any interest received in their taxable income.

         Individual holders of euro exchange notes residing in Luxembourg who are fully taxable are not subject to taxation on capital gains upon the disposal of euro exchange notes unless the disposal of notes precedes the acquisition thereof or the euro exchange notes are disposed of within six months of the date of acquisition thereof. Upon a sale, repurchase or redemption of euro exchange notes, individual holders of euro exchange notes residing in Luxembourg who are fully taxable will, however, need to include the portion of the purchase, repurchase or redemption price corresponding to accrued but unpaid interest in their taxable income.

         A corporate entity, or societes de capitaux, which is a Luxembourg resident which is fully taxable or which has a permanent establishment in Luxembourg and holds euro exchange notes will need to include in its taxable income the difference between the purchase, repurchase or redemption price (including accrued but unpaid interest) and the lower of cost or book value of the euro exchange notes sold, repurchased or redeemed. Such holders should not be liable for any Luxembourg income tax on payment of principal, on exchange nor upon redemption of euro exchange notes.

         No stamp, value added, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg by the holders of the euro exchange notes as a consequence of the exchange of the notes, nor will any such tax be payable as a consequence of a subsequent transfer or redemption of the euro exchange notes.

                                  LEGAL MATTERS

         The validity of the exchange notes will be passed upon for us by Graubard Mollen & Miller, New York, New York.

                                     EXPERTS


         Our consolidated financial statements as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 incorporated by reference into this prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon.


                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-4 under the Securities Act of 1933, as amended, with the SEC. This prospectus is part of that registration statement and does not contain all of the information included in the registration statement. For further information about us and our securities you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described below.

         We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of the Nasdaq National Market in Washington, D.C.

         The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         o Annual Report on Form 10-K, as amended, for the year ended December 31, 1999;

         o        Quarterly Report on Form 10-Q filed May 15, 2000;



         o Proxy Statement for the Annual Meeting of Stockholders held on June 28, 2000, filed May 23, 2000;


         o        Current Report on Form 8-K filed June 1, 2000; and





         o The descripton of our common stock contained in our registration statement on Form 8-A, as amended (File No. 1-10726), under the Exchange Act.


         We will provide any person to whom a prospectus is delivered a copy of any and all of the documents incorporated in this prospectus by reference upon their written or oral request. If you desire any of these documents, please contact us as at Winstar Communications, Inc., 685 Third Avenue, New York, New York, 10017, Attention: Investor Relations, 212/792-9800.

                 The exchange agents for the exchange offer are:



                    For all notes other than the euro notes:


                     United States Trust Company of New York


By Registered or Certified Mail:             By Overnight Courier and By Hand            By Hand Delivery to 4:30 p.m.:
                                                Delivery after 4:30 p.m. on
                                                     Expiration Date:

United States Trust Company                     United States Trust Company               United States Trust Company
of New York                                             of New York                               of New York
P.O. Box 112                                    30 Broad Street, 14th Floor                 30 Broad Street, B-Level
Bowling Green Station                          New York, New York 10004-2304             New York, New York 10004-2304
New York, New York 10274-0112                Attn: Corporate Trust Operations            Attn: Corporate Trust Services
                                                        Department



                                  By Facsimile
                        (for eligible institutions only):
                        (212) 422-0183 or (646) 458-8104
                              Confirm by Telephone:
                                 (800) 543-6565



                               For the euro notes:



                                Citibank, N.A.

   Registered, Certified or Regular Mail               By Facsimile
      and By Hand Delivery:                (Reference: Winstar Communications
                                                     Exchange Offer):

           Citibank, N.A.                             Citibank, N.A,
          5 Carmelite Street                          +44-20-7508-3867
              London                      Confirm by Telephone +44-20-7508-3894
              EC4YOPA

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  Indemnification of Directors and Officers

         The Company's Certificate of Incorporation provides that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Company to the fullest extent permitted by law.

         Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

         "Section 145. Indemnification of officers, directors, employees and agents; insurance.

         (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

         (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

         (d) Any indemnification under sections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

         (e) Expenses incurred by an officer or director in defending a civil or criminal action, suite or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

         (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

         (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

         (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

         (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith an in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 21.  Exhibits


Exhibit
Number            Description
------            -----------

4.3               2008 Senior Notes Indenture, including form of 2008 Senior Note, dated as of April
                  10, 2000, between Winstar Communications, Inc,. as Issuer, and United States Trust
                  Company of New York, as Trustee (incorporated by reference from the Exhibit of the same number as filed in the Company's Current Report on Form 8-K, dated
                  March 3, 2000)

4.4               2010 senior notes indenture, including form of 2010 senior note, dated as of April
                  10, 2000, between Winstar Communications, Inc., as issuer, and United States Trust
                  Company of New York, as trustee (incorporated by reference from the exhibit of the same number as filed in the Company's Current Report on Form 8-K, dated March
                  3, 2000)

4.5               Euro notes indenture, including form of euro note, dated as of April 10, 2000, between Winstar Communications, Inc., as issuer, and United States Trust
                  Company of New York, as trustee (incorporated by reference from the exhibit of the same number as filed in the Company's Current Report on Form 8-K, dated March
                  3, 2000)

4.6               Senior discount notes indenture, including form of senior discount note, dated as of
                  April 10, 2000, between Winstar Communications, Inc., as issuer, and United States
                  Trust Company of New York, as trustee (incorporated by reference from the exhibit of the same number as filed in the Company's Current Report on Form 8-K, dated
                  March 3, 2000)

5.1               Opinion of Graubard Mollen & Miller

23.1              Consent of Grant Thornton LLP

23.2              Consent of Graubard Mollen & Miller (included in its opinion filed as Exhibit 5.1)

24.1*             Powers of Attorney (included on the signature pages of this Registration Statement)

25.1              Statement of Eligibility of United States Trust Company of New York on Form T-1

99.1              Form of Letter of Transmittal for senior notes due 2008, senior notes due 2010 and senior discount notes

99.2              Form of Notice of Guaranteed Delivery for senior notes due 2008, senior notes due
                  2010 and senior discount notes

99.3              Form of Letter of Transmittal for euro notes




-----------------------------------
*Previously filed

ITEM 22.  Undertakings.

         (a) The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;


                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;



                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;



provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.



         (d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



         (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 4 day of August, 2000.


                                      WINSTAR COMMUNICATIONS, INC.


                                      By: /s/ William J. Rouhana, Jr.
                                         ---------------------------------------
                                            William J. Rouhana, Jr.
                                            Chairman of the Board of Directors
                                                and Chief Executive Officer

         Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Name                                     Position                                                       Date
----                                     --------                                                       ----

 /s/ William J. Rouhana, Jr.             Chairman of the Board and Chief                            August 4, 2000
-----------------------------------      Executive Officer (principal executive
William J. Rouhana, Jr.                  officer)



   *                                     President, Chief Operating Officer and                     August 4, 2000
-----------------------------------      Director
Nathan Kantor


 /s/ Timothy R. Graham                   Executive Vice President,  Secretary                       August 4, 2000
-----------------------------------      and Director
Timothy R. Graham


   *                                     Group Executive and Chief Financial                        August 4, 2000
-----------------------------------      Officer (principal financial and
Richard J. Uhl                           accounting officer)



   *                                     Director                                                   August 4, 2000
-----------------------------------
Bert W. Wasserman

   *                                    Director                                                    August 4, 2000
-----------------------------------
William J. vanden Heuvel


   *                                    Director                                                    August 4, 2000
-----------------------------------
Steven B. Magyar


                                        Director
-----------------------------------
Hartley R. Rogers


   *                                    Director                                                    August 4, 2000
-----------------------------------
Lawrence B. Sorrel


   *                                    Director                                                    August 4, 2000
-----------------------------------
James I. Cash



*By power of attorney